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Exhibit 99.3

  MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Annual Report have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Annual Report is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ TYE W. BURT	/s/ THOMAS M. BOEHLERT
Tye W. Burt	Thomas M. Boehlert
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Toronto, Canada
March 17, 2009

KINROSS 2008 Annual Report    76

  REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

  To the Shareholders of Kinross Gold Corporation

We have audited the consolidated balance sheets of Kinross Gold Corporation ("the Company") as at December 31, 2008 and December 31, 2007 and the consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 17, 2009, except as to note 21(v)
which is as of March 19, 2009

KINROSS 2008 Annual Report    77

  CONSOLIDATED BALANCE SHEETS
  As at December 31,

(expressed in millions of United States dollars, except share amounts)		2008	2007

Assets
Current assets
Cash and cash equivalents	Note 5	$490.6	$551.3
Restricted cash		12.4	2.4
Short-term investments		34.5	9.9
Accounts receivable and other assets	Note 5	126.5	95.2
Inventories	Note 5	437.1	242.8
Unrealized fair value of derivative assets	Note 8	23.8	24.0
Current assets held for sale		–	8.1

		1,124.9	933.7
Property, plant and equipment	Note 5	4,748.0	3,476.3
Goodwill	Note 5	1,181.9	2,014.8
Long-term investments	Note 5	185.9	127.7
Future income and mining taxes		33.9	33.3
Unrealized fair value of derivative assets	Note 8	8.7	3.5
Deferred charges and other long-term assets	Note 5	104.2	136.3
Long-term assets held for sale		–	3.7

		$7,387.5	$6,729.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$246.3	$290.1
Current portion of long-term debt	Note 9	167.1	76.0
Current portion of reclamation and remediation obligations	Note 10	10.0	10.0
Current portion of unrealized fair value of derivative liabilities	Note 8	128.1	29.1
Current liabilities of the assets held for sale		–	2.2

		551.5	407.4
Long-term debt	Note 9	783.8	488.1
Other long-term liabilities	Note 5	586.6	499.0
Future income and mining taxes		622.3	465.9
Long-term liabilities of the assets held for sale		–	7.0

		2,544.2	1,867.4

Non-controlling interest		56.3	14.0

Convertible preferred shares of subsidiary company		10.1	10.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 13	5,873.0	5,123.6
Contributed surplus		168.5	65.4
Accumulated deficit		(1,100.2)	(253.1)
Accumulated other comprehensive loss	Note 6	(164.4)	(98.1)

		4,776.9	4,837.8

Commitments and contingencies	Note 20
Subsequent events	Note 21

		$7,387.5	$6,729.3

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		659,438,293	611,925,266

Signed on behalf of the Board:

John A. Brough Director	John M.H. Huxley Director

The accompanying notes are an integral part of these consolidated financial statements

KINROSS 2008 Annual Report    78

  CONSOLIDATED STATEMENTS OF OPERATIONS
  For the years ended December 31,

(expressed in millions of United States dollars, except per share and share amounts)		2008	2007	2006

Revenue
Metal sales		$1,617.0	$1,093.0	$905.6
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		768.8	580.3	481.7
Accretion and reclamation expense		24.7	10.9	33.5
Depreciation, depletion and amortization		273.8	129.3	108.3

		549.7	372.5	282.1
Other operating costs		7.4	28.7	26.0
Exploration and business development		59.0	47.3	39.4
General and administrative	Note 14	100.8	69.6	52.1
Impairment charges: goodwill	Note 5	994.1	–	–

Operating earnings (loss)		(611.6)	226.9	164.6
Other income (expense) – net	Note 5	(42.7)	189.6	27.6

Earnings (loss) before taxes and other items		(654.3)	416.5	192.2
Income and mining taxes expense – net	Note 16	(101.1)	(73.8)	(25.9)
Equity in losses of associated companies		(8.7)	(11.1)	–
Non-controlling interest		(42.3)	3.2	0.3
Dividends on convertible preferred shares of subsidiary		(0.8)	(0.8)	(0.8)

Net earnings (loss)		$(807.2)	$334.0	$165.8

Earnings (loss) per share
Basic		$(1.28)	$0.60	$0.47
Diluted		$(1.28)	$0.59	$0.47
Weighted average number of common shares outstanding (millions)	Note 15
Basic		628.6	557.4	352.1
Diluted		628.6	566.1	353.2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS 2008 Annual Report    79

  CONSOLIDATED STATEMENTS OF CASH FLOWS
  For the years ended December 31,

(expressed in millions of United States dollars)	2008	2007	2006

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(807.2)	$334.0	$165.8
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	273.8	129.3	108.3
Accretion and reclamation expenses	24.7	10.9	33.5
Accretion of convertible debt and deferred financing costs	15.4	–	–
Impairment charges:
Goodwill	994.1	–	–
Investments and other assets	83.9	1.3	10.5
Gain on disposal of assets and investments – net	(30.2)	(184.6)	(47.4)
Equity in losses of associated companies	8.7	11.1	–
Non-hedge derivative gains – net	(41.6)	(30.2)	–
Future income and mining taxes	27.9	26.4	0.9
Non-controlling interest	42.3	(3.2)	(0.3)
Stock-based compensation expense	21.6	13.0	10.4
Other	21.2	5.5	0.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(33.7)	(6.5)	(10.1)
Inventories	(145.4)	(10.6)	13.5
Accounts payable and other liabilities	(11.9)	44.8	6.0

Cash flow provided from operating activities	443.6	341.2	292.0

Investing:
Additions to property, plant and equipment	(714.7)	(601.1)	(202.9)
Business acquisitions – net of cash acquired	21.2	2.4	(0.6)
Proceeds from the sale of long-term investments and other assets	37.3	61.8	33.7
Additions to long-term investments and other assets	(168.9)	(28.9)	(13.9)
Proceeds from the sale of property, plant and equipment	–	232.9	10.7
Additions to short-term investments	(24.6)	(9.9)	–
Decrease in restricted cash	(10.0)	6.4	–
Other	3.5	0.4	–

Cash flow used in investing activities	(856.2)	(336.0)	(173.0)

Financing:
Issuance of common shares on exercise of options and warrants	31.7	216.2	7.6
Proceeds from issuance of debt	123.2	287.7	35.3
Proceeds from issuance of convertible debentures	449.9	–	–
Debt issuance costs	(1.6)	–	(2.5)
Repayment of debt	(123.5)	(88.4)	(104.6)
Dividends paid	(51.5)	(5.6)	–
Settlement of derivative instruments	(23.2)	(30.5)	–
Other	(29.3)	–	–

Cash flow provided from (used in) financing activities	375.7	379.4	(64.2)

Effect of exchange rate changes on cash	(23.8)	12.6	1.7

Increase (decrease) in cash and cash equivalents	(60.7)	397.2	56.5
Cash and cash equivalents, beginning of year	551.3	154.1	97.6

Cash and cash equivalents, end of year	$490.6	$551.3	$154.1

The accompanying notes are an integral part of these consolidated financial statements

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  CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
  For the year ended December 31,

(expressed in millions of United States dollars)	2008	2007	2006

Common share capital and common share purchase warrants
Balance beginning of year	$5,123.6	$2,001.7	$1,777.6
Shares issued on acquisition of Bema	–	2,642.1	–
Shares issued on acquisition of Aurelian	639.7	–	–
Warrants issued on acquisition of Bema	–	141.9	–
Warrants issued on acquisition of Aurelian	56.0	–	–
Equity portion of convertible notes acquired on acquisition of Bema	–	23.7	–
Shares issued (cancelled) on acquisition of Crown	–	(0.4)	205.4
Common shares issued for stock-based awards	3.4	2.7	16.1
Transfer from contributed surplus of expired warrants	–	(0.3)	(0.1)
Transfer from contributed surplus of exercise of options and restricted shares	18.6	38.1	–
Cash proceeds on options and warrants exercised	31.7	216.2	–
Conversion of convertible notes	–	57.9	–
Conversion of redeemable retractable preferred shares	–	–	2.7

Balance at the end of the year	$5,873.0	$5,123.6	$2,001.7

Contributed surplus
Balance beginning of year	$65.4	$54.6	$52.6
Equity portion of convertible notes	76.6	–	–
Stock-based compensation	19.2	10.3	1.9
Options issued on acquisition of Bema	–	37.9	–
Options issued on acquisition of Aurelian	25.9	–	–
Transfer of fair value of expired warrants and options	–	0.3	0.1
Transfer of fair value of exercised options and restricted shares	(18.6)	(38.1)	–
Transfer from common share capital of fair value of cancelled shares	–	0.4	–

Balance at the end of the year	$168.5	$65.4	$54.6

Accumulated deficit
Balance beginning of year	$(253.1)	$(587.1)	$(752.9)
Adoption of new accounting policy	11.0	–	–
Dividends Paid	(50.9)	–	–
Net earnings	(807.2)	334.0	165.8

Balance at the end of the year	$(1,100.2)	$(253.1)	$(587.1)

Accumulated other comprehensive income (loss)
Balance beginning of year	$(98.1)	$(1.2)	$(1.2)
Unrealized gains on long-term investments, net of tax	–	19.9	–

Adjusted balance, beginning of year	$(98.1)	$18.7	$(1.2)
Other comprehensive loss	(66.3)	(116.8)	–

Balance at the end of the year	$(164.4)	$(98.1)	$(1.2)

Total accumulated deficit and accumulated other comprehensive income (loss)	$(1,264.6)	$(351.2)	$(588.3)

Total common shareholders' equity	$4,776.9	$4,837.8	$1,468.0

The accompanying notes are an integral part of these consolidated financial statements

KINROSS 2008 Annual Report    81

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
  For the years ended December 31,

(expressed in millions of United States dollars)		2008	2007	2006

Net earnings (loss)		$(807.2)	$334.0	$165.8

Other comprehensive income (loss), net of tax:	Note 6
Change in fair value of investments (a)		(72.0)	20.0	–
Reclass to earnings for impairment charges		47.0	–	–
Accumulated OCI related to investments sold (b)		–	(15.3)	–
Change in fair value of derivative financial instruments designated as cash flow hedges (c)		(36.2)	(107.3)	–
Change in derivatives settled (d)		(5.1)	(14.2)	–

		(66.3)	(116.8)	–

Total comprehensive income (loss)		$(873.5)	$217.2	$165.8

(a)
Net of tax of ($2.1) million (2007 – $2.1, 2006 – $nil)

(b)
Net of tax of $nil (2007 – $nil, 2006 – $nil)

(c)
Net of tax of $5.0 million (2007 – $4.1, 2006 – $nil)

(d)
Net of tax of $8.1 million (2007 – $1.7, 2006 – $nil)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS 2008 Annual Report    82

  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  For the years ended December 31, 2008, 2007 and 2006

  (in millions of United States dollars)

  1. Description of Business and Nature of Operations

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Ecuador and Chile. There were also gold production and exploration activities in Canada, up until December 21, 2007 when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold to Goldcorp in an asset swap transaction. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in foreign currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company's control.

Certain comparative figures for 2007 and 2006 have been reclassified to conform to the 2008 financial statement presentation.

  2. Summary of Significant Accounting Policies

The consolidated financial statements of Kinross have been prepared by management in accordance with Canadian generally accepted accounting principles ("CDN GAAP") using the following significant accounting policies and are expressed in United States dollars.

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  i.  Basis of presentation and principles of consolidation

  The consolidated financial statements include the accounts of the Company and all its subsidiaries and investments. The significant mining properties of Kinross are listed below:

		As at December 31,
	Location	2008	2007	2006

Through majority owned subsidiaries (Consolidated)
Fort Knox	USA	100%	100%	100%
Paracatu	Brazil	100%	100%	100%
Maricunga (a)	Chile	100%	100%	50%
La Coipa (b)	Chile	100%	100%	50%
Kettle River–Buckhorn	USA	100%	100%	100%
Julietta (c)	Russian Federation	–	90%	–
Kupol (c)	Russian Federation	75%	75%	0%

As interests in unincorporated joint ventures (Proportionately consolidated)
Round Mountain	USA	50%	50%	50%
Porcupine (b)	Canada	–	–	49%
Musselwhite (b)	Canada	–	–	32%

As interests in incorporated joint ventures (Proportionately consolidated)
Crixás	Brazil	50%	50%	50%

  (a)
  On February 27, 2007, the additional 50% interest was acquired as a result of the Bema Gold Corporation ("Bema") acquisition.

  (b)
  On December 21, 2007, the additional 50% interest in La Coipa was acquired and Kinross' interest in the PJV and Musselwhite was sold as a result of the asset purchase and sale with Goldcorp Inc. ("Goldcorp").

  (c)
  Interests in Julietta and Kupol were acquired with the acquisition of Bema on February 27, 2007. Julietta was sold on August 16, 2008.

  The financial statements of entities, which are controlled by Kinross through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.

  ii.  Use of estimates

  The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial

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  instruments, goodwill, long-term investments, reclamation and remediation obligations, and the provision for income and mining taxes.

  iii.  Functional and reporting currency

  The functional currency of the Company and its subsidiaries is the United States dollar. The Company and its subsidiaries and joint ventures operate in the United States, the Russian Federation, Brazil, Ecuador and Chile.

  Monetary assets and liabilities of the Company's operations denominated in currencies other than the United States dollar are translated into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at average exchange rates throughout the reporting period, with the exception of depreciation, depletion and amortization which is translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in earnings.

  The cumulative translation adjustments included in Accumulated other comprehensive income ("AOCI") relate to unrealized translation gains and losses on the Company's net investment in self-sustaining operations, including equity-accounted investees that are translated using the current rate method. The exchange gains and losses will become realized in earnings upon the substantial disposition, liquidation or closure of the investment that gave rise to such amounts.

  iv.  Cash and cash equivalents

  Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

  v.  Short-term investments

  Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

  vi.  Long-term investments and Impairment of Investments and Other Assets

  Long-term investments in equity securities consist of investments that are accounted for using the equity method and investments that are designated as available-for-sale. If the Company can exert significant influence over an investee company, the investment in the investee company is accounted for using the equity method. Investments in companies where Kinross is not able to exert significant influence are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Other comprehensive income ("OCI") until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

  vii.  Inventories

  In 2007 and 2006, inventories consisted of metal in circuit ore, metal in-process and finished metal which were valued at the lower of cost or net realizable value ("NRV"). NRV was calculated as the difference between the

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  estimated future gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

  Metal in circuit was comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs were added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs were added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces were recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months was classified as long-term.

  In-process inventories represented materials that were in the process of being converted to a saleable product.

  The quantities of recoverable gold placed on the leach pads were reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates were refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that did not result in write-downs to NRV were accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads was to be recovered over a period exceeding twelve months, that portion would be classified as long-term.

  Finished metal inventories, comprised of gold and silver doré and bullion, were valued at the lower of the previous three month average production cost and NRV whereby the average does not exceed three month production costs. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

  Materials and supplies were valued at the lower of average cost and replacement cost.

  Write-downs of inventory resulting from NRV or net replacement impairments are reported in current period costs.

  In 2008, as a result of adopting CICA handbook Section 3031 (see note 3 for additional details), the Company made certain refinements to its inventory policy compared to the policy applied in 2007 and 2006. The most notable changes include accounting for in-process and finished metal inventories which are now measured by taking a trailing average cost of production for a period of no longer than the previous three months. Materials and supplies are valued at the lower of cost and NRV. In accordance with Section 3031, the Company may reverse a write-down in the event that there is a subsequent increase in the net realizable value of the inventory.

  viii.  Property, plant and equipment and Impairment of property, plant and equipment

  New facilities, plant and equipment are recorded at cost and carried net of depreciation. Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for mobile and other equipment range from 2 to 25 years, but do not exceed the related estimated mine life based on Proven and Probable Reserves. Plant and other facilities, used in carrying out the mine operating plan, are depreciated using the units-of-production ("UOP") method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated Proven and Probable Reserves. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful

KINROSS 2008 Annual Report    86

  lives of existing facilities or equipment are capitalized and depreciated over the remaining useful life of the related asset.

  Exploration costs are those expenses that are incurred in gathering the information necessary to determine whether a particular property can become a commercially viable operating mine. Exploration costs are those costs incurred to determine whether a property adjacent to a property with Proven and Probable Reserves has Proven and Probable Reserves, whether Inferred Resources can be classified as Measured and Indicated Resources, or whether Measured and Indicated Resources can be converted to Proven and Probable Reserves. These costs are expensed as incurred. When it has been determined that an exploration property can be economically developed as a result of establishing Proven and Probable Reserves, costs incurred prospectively to develop the property and place it into commercial production are classified as development costs and capitalized as they are incurred until the asset is ready for its intended use.

  Costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves contained in the pit expansion.

  Production stage mineral interests are depleted over the life of mine using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves.

  Costs to acquire mineral properties are capitalized and represent the property's fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

  Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

  The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the Proven and Probable Reserves at least on an annual basis and adjusts the UOP calculation upon which depletion is based, to correspond with the reserves as necessary. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

  Kinross reviews and evaluates the carrying value of its operating mines, development and exploration properties for impairment whenever events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.

  Whenever the total estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Future cash flows are based on estimated future recoverable mine production, sales prices, production levels and costs, capital requirements and reclamation and remediation obligations, which are all based on detailed engineering life of mine plans. Future recoverable mine production is determined from Proven and Probable Reserves and Measured, Indicated and Inferred Mineral Resources, net of losses during ore processing and treatment. Cash flow estimates of recoverable production are risk-adjusted to reflect relative geological uncertainty, with Proven and Probable Reserves and Measured and Indicated Resources assigned a lower discount rate and Inferred Resources assigned a higher discount rate. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows.

  Exploration properties are assessed for impairment by comparing the carrying value against the fair value. Fair value may be determined based on values of recent transactions involving sales of similar properties or through a discounted cash flow analysis based on a life-of-mine plan.

KINROSS 2008 Annual Report    87

  ix.  Goodwill and goodwill impairment

  Business acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill. Goodwill is assigned to the reporting units and is not amortized.

  Included in the fair value of property, plant and equipment and mineral properties is Value beyond Proven and Probable Reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No. 04-3, "Mining Assets: Impairment and Business Combinations," and the Emerging Issues Committee abstract "EIC – 152 – Mining assets – Impairment and Business Combinations" and has been interpreted differently by different mining companies. Kinross' acquisition adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources.

  Goodwill is attributed to the following factors:

  •
  The expected ability of the Company to increase the reserves and resources at a particular mining property based on its potential to develop identified exploration targets existing on the properties which were part of the acquisitions;

  •
  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties should gold prices change in the future; and

  •
  The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

  Accordingly, in determining the basis of assigning goodwill to reporting units as at the date of acquisition, the value associated with expected additional value attributable to exploration potential is quantified for each reporting unit based on the specific geological attributes of the mineral property and based on market data for similar types of properties. The values associated with optionality and going concern value are not separately computed and accordingly the balance of goodwill is assigned to reporting units using a relative fair value methodology.

  In determining the fair value of goodwill for the purposes of impairment testing, goodwill is recalculated in a manner consistent with the way it would be determined under a business combination.

  At least on an annual basis, the Company evaluates the carrying amount of goodwill to determine whether events and circumstances have changed from the last evaluation date such that the carrying amount may no longer be recoverable. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

  x.  Financial instruments and hedging activity

  Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available for sale", "held-to-maturity", "loans and receivables", or "other financial liabilities" as defined by the

KINROSS 2008 Annual Report    88

  Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855 Financial Instruments – Recognition and Measurement ("Section 3855").

  Financial assets and financial liabilities "held-for-trading" are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available for sale" are measured at fair value, with changes in those fair values recognized in OCI except for other-than-temporary impairment which is recorded as a charge to Other income (expense). Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization.

  Cash and cash equivalents, restricted cash, short-term investments and marketable securities are designated as "held for trading" and are measured at fair value. Trade receivables, taxes recoverable and other assets are designated as "loans and receivables". Long-term investments in equity securities, where the company cannot exert significant influence, are designated as "available-for sale". Accounts payable and accrued liabilities and long-term debt are designated as "other financial liabilities". The Company's policy is to record financial assets and liabilities net of transaction costs.

  Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as "held-for-trading".

  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recorded in OCI, net of tax, until earnings are affected by the hedged item, with any ineffective portion being included immediately in net earnings.

  Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses on these contracts remain in OCI and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. The Company has made the policy choice to match the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

  Realized and unrealized gains or losses associated with designated cash flow hedges which have been terminated or cease to be effective prior to maturity, remain in OCI and are included in earnings in the period in which the underlying hedged transaction is recognized.

  For hedges that do not qualify for hedge accounting, gains or losses are recorded in income in the current period. Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in current earnings.

KINROSS 2008 Annual Report    89

  The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

  In the event that financial instruments that qualified for hedge accounting no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the hedge did not qualify for hedge accounting, remain in OCI. Amounts in OCI are recorded in income in the period in which the hedge is settled. Gains or losses subsequent to the hedge not qualifying for hedge accounting are included in earnings in the current period.

  xi.  Stock-based incentive and compensation plans

  The Company's stock-based incentive and compensation plans are comprised of the following plans.

  Employee Share Purchase Plan ("ESPP"): The Company's contribution to the ESPP is recorded as compensation expense on a payroll cycle basis as the employer's obligation to contribute is incurred. The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the quarter.

  Restricted Share Unit Plan: Restricted share units ("RSU") are only settled in equity and are valued using the market value of the underlying stock at the grant date. The Company's compensation expense is recognized on a straight-line basis over the vesting period. Adjustments to compensation expense for employment vesting requirements are accounted for in the period when they occur. On exercise of RSUs, the shares are issued from treasury.

  Deferred Share Unit Plan: Deferred share units are settled in cash and accounted for as a liability as of the grant date based on the market value at the grant date. The value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

  Stock Option Plan: The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements are accounted for based on an estimated forfeiture rate and adjusted to actual on an annual basis.

  xii.  Revenue recognition

  Metal sales revenue is recognized when the sales price is fixed and title has passed to the customer.

  xiii.  Reclamation and remediation obligations

  The Company records a liability and corresponding asset for estimated costs for future site reclamation and closure. The estimated present value of the asset retirement obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required or methods of reclamation or cost estimates. The present value of the estimated costs of these changes are recorded in the period in which the change is identified and quantified. Changes to asset retirement obligations related to operating mines are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined using the Company's credit adjusted risk free interest rate.

KINROSS 2008 Annual Report    90

  xiv.  Income and mining taxes

  The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. In a business acquisition, the cost of the acquisition is allocated to the assets and liabilities acquired by reference to their fair values at the date of acquisition. Temporary differences that exist between the assigned values and the tax bases of the related assets and liabilities, result in either future income tax liabilities or assets. These future income tax assets and liabilities are treated as identifiable assets and liabilities when allocating the cost of the purchase.

  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset, a valuation allowance, is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

  xv.  Earnings (loss) per share

  Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible debentures and preferred shares. The treasury method, which assumes that outstanding stock options, warrants and restricted share units with an average exercise price below market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all debentures and preferred shares have been converted in determining fully diluted EPS.

  3. Accounting Changes and Recent Pronouncements

  Accounting changes:

  (i)
  In February 2007, the CICA issued Section 1535, "Capital Disclosures" which is effective for fiscal years beginning on or after October 1, 2007. This standard requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital. The Company adopted this standard commencing in the 2008 fiscal year. See Note 13 for additional details.

  (ii)
  In February 2007, the CICA issued Section 3862 "Financial Instruments – Disclosure" ("Section 3862") and Section 3863 "Financial Instruments – Presentation" ("Section 3863"), which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user's understanding of the significance of financial instruments to the Company's financial position, performance and cash flows. The Company adopted this standard in the 2008 fiscal year. See Note 8 for additional details.

KINROSS 2008 Annual Report    91

  (iii)
  In May 2007, the CICA issued Section 3031 "Inventories" ("Section 3031") that supersedes Handbook Section 3030 to converge Canadian standards with IAS 2, Inventories. This standard requires: that inventories be measured at the lower of cost and net realizable value; that the allocation of overhead be based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements include the Company's policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. The Company adopted this standard commencing in the 2008 fiscal year and upon adoption, the opening accumulated deficit decreased by $11.0 million, net of tax of $3.4 million primarily due to an adjustment of the carrying value of certain long-term stockpiles to cost as at January 1, 2008.

  Recent pronouncements:

  In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which is effective for the Company on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. There is no impact on the Company's financial statements for the year ended December 31, 2008.

  In 2008, the CICA issued handbook Section 1582, "Business Combinations", which is effective for business combinations with an acquisition date after January 1, 2011. The standard requires the additional use of fair values measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of 1582, companies will be required to adopt CICA handbook Section 1601 "Consolidated Financial Statements" and 1602 "Non-controlling interests". These sections will require that non-controlling interest be presented as part of shareholder's equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary's results in the statement of operations and present the allocation between controlling and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted.

  International Financial Reporting Standards

  Kinross plans to report under International Financial Reporting Standards (IFRS) as of January 1, 2011. Adoption of IFRS as Canadian GAAP could materially affect our reported financial position and results of operations. During the third and fourth quarters of 2008, the Company, with the assistance of its third party advisor, commenced the assessment and design phases of its changeover plan. During this period, specific project milestones achieved include the formation of asteering committee, the selection of a project management team, the identification of major accounting differences between current Canadian GAAP and IFRS as they affect the Company, the drafting of a project charter, and the high-level assessment of resource requirements over the next two years as the Company implements its transition plan.

KINROSS 2008 Annual Report    92

  4. Acquisitions and Divestitures

  i.  Acquisition of Lobo-Marte

  On December 16, 2008, Kinross completed the acquisition of a 40% interest in Minera Santa Rosa SCM ("Minera") from certain subsidiaries of Anglo American plc for an aggregate purchase price of $141.1 million. Minera owns 100% of the Lobo-Marte gold project located in the Maricunga district of Chile, roughly midway between the Company's Maricunga and La Coipa mines. The acquisition was accounted for as an equity investment as at December 31, 2008 and includes transaction costs of $1.1 million.

  See Note 21 for additional details.

  ii.  Acquisition of Aurelian

  Kinross and Aurelian Resources Inc. ("Aurelian") announced on July 24, 2008 that their respective Boards of Directors had approved the terms of a friendly offer by Kinross to acquire 100% of the issued and outstanding common shares of Aurelian and that they had signed a Support Agreement pursuant to which Aurelian's Board of Directors had unanimously agreed to support the Kinross offer. On July 28, 2008, Kinross completed a purchase of 15 million Aurelian common shares pursuant to a private placement for a total subscription price of CAD$71.25 million, and concurrently mailed its offer and take-over bid circular to Aurelian shareholders. On September 30, 2008, the Company announced that pursuant to the offer, as amended by notices of extension dated September 4, 2008 and September 17, 2008, and the private placement, Kinross had acquired 94.29% of Aurelian's issued and outstanding common shares. Kinross immediately exercised its statutory rights under the Canada Business Corporation Act and compulsorily acquired the remaining common shares of Aurelian not deposited to the offer. Effective September 30, 2008, Aurelian became a wholly-owned subsidiary of Kinross. For each Aurelian common share, Kinross offered 0.317 of a Kinross common share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants have an exercise price of CAD$32.00 per Kinross common share and will expire in September 2013. Kinross issued 43.7 million shares, 4.1 million options and 19.7 million warrants pursuant to the transaction. Total consideration was $810 million which, net of cash acquired of $105 million, amounted to $705 million. The acquisition of Aurelian was accounted for as an asset purchase.

  iii.  Disposal of Julietta

  Arian Resources Limited ("Arian"), a wholly-owned subsidiary of Kinross, entered into an Agreement dated August 8, 2008, with Yanskaya Mining and Geological Company, a subsidiary of Dukat Mining and Geological Company. Yanskaya has purchased all of the shares held by Arian in Omsukchansk Mining and Geological Company ("OMGC"). The shares represent a 90% interest in OMGC whose assets include the Julietta mine in the Russian Federation. The Julietta mine was originally purchased as part of the Bema Gold Corporation acquisition on February 27, 2007. The purchase price was $20.0 million. Arian received an additional cash payment for finished goods and supplies in transit and all of OMGC's cash will be used to repay intercompany payables owing to Arian and its affiliates immediately prior to closing. In addition, there are deferred payments based on gold prices in 2009 and 2010 and deferred payments in 2011 and 2012 of $5.0 million based on specified production. The deferred payments based on the gold price have been accounted for as an embedded derivative and have been recorded in the December 31, 2008 financial statements (see Note 8 for additional details), whereas the deferred payments based on specified production have not been recognized due to their contingent nature. Yanskaya has further

KINROSS 2008 Annual Report    93

  agreed to make $12.0 million in expenditures at the Julietta mine between the date of closing and January 1, 2011. The transaction closed on August 16, 2008 and resulted in a gain of $3.0 million.

  iv.  Disposal of Kubaka

  On January 25, 2008 a wholly-owned subsidiary of the Company, Kinam Magadan Gold Corporation, completed the sale of its approximate 98.1% interest in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. Omolon's assets include the Kubaka gold mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005. A gain of $11.5 million was realized on this disposition.

  v.  Acquisition of Louisiana Land and Exploration Company Royalty

  A royalty payment known as the Louisiana Land and Exploration Company Royalty ("LL&E Royalty") applies to Kinross' 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalty payments of $75.0 million are paid, and 1.5% thereafter. As at December 31, 2008, cumulative royalty payments total $66.0 million. On January 23, 2008, the Company purchased the LL&E Royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation ("Barrick") the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer and the transaction closed on May 15, 2008 with an effective date of January 1, 2008.

  vi.  Hammond Reef Project Interest

  Kinross and Brett Resources Inc. ("Brett") entered into a purchase and sale agreement whereby Brett agreed to purchase Kinross' 40% interest in the Hammond Reef Project located near Atikokan, Ontario. Kinross and Brett were parties to an option agreement pursuant to which Brett earned a 60% interest in the project by incurring CAD$5 million in expenditures and issuing 1 million common shares to Kinross. In exchange for the 40% interest in the Hammond Reef Project, Kinross received 14 million Brett shares and a 2% net smelter returns royalty on future production from the property (see Note 5(vi) for additional details). The transaction closed on July 31, 2008. Following completion, Kinross holds 17,095,313 common shares, representing approximately 26% of Brett's issued and outstanding common shares as at the closing date. In connection with the transaction, Brett and Kinross have entered into a strategic alliance whereby Brett will spend up to CAD$2 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest. The transaction resulted in a gain of $12.2 million.

  vii.  Acquisition of Bema Gold Corporation

  On February 27, 2007 ("Acquisition Date"), the Company completed the acquisition of 100% of the outstanding shares of Bema Gold Corporation ("Bema"). As this purchase is a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema have been consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross acquired were Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in the Russian Federation, the

KINROSS 2008 Annual Report    94

  Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile.

  In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CAD $0.01. Bema options were exchanged for Kinross replacement options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema warrants or Bema convertible notes, the holders of the warrants or notes will receive 0.4447 of a Kinross share and CAD $0.01, on the same basis as the exchange of Bema shares for Kinross shares.

  Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

  The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

Total purchase price	$2,888.2

  The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value.

Purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	33.7
Inventories	37.7
Property, plant and equipment (including mineral interests)	1,586.4
Unrealized fair value of derivative assets	11.4
Long-term investments	91.7
Other long-term assets	39.2
Accounts payable and accrued liabilities	(31.4)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(18.0)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(195.2)
Other long-term liabilities	(1.9)
Non-controlling interest	(17.2)
Goodwill	1,858.6

Total purchase price	$2,888.2

KINROSS 2008 Annual Report    95

  viii.  Disposition of Lupin Mine

  On February 28, 2007, the Company and Wolfden Resources Inc. ("Wolfden") closed the agreement of June 19, 2006 whereby Kinross agreed to sell the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine's liabilities. Under the terms of this agreement, Wolfden acquired the mine and the related property and Kinross retired the letters of credit and promissory notes related to reclamation obligations at Lupin. Kinross has agreed to pay up to CAD $1.0 million for reclamation and closing of the tailings facility if the mill is restarted. Kinross has provided a CAD $3.0 million standby letter of credit to Wolfden in support of this obligation. Kinross has satisfied a term of the agreement whereby it reimbursed Wolfden for CAD $1.7 million of fuel costs in 2007. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per ounce. The disposition resulted in a gain on sale of $6.5 million.

  ix.  Disposition of Haile Mine Assets

  On August 15, 2007, Kinross signed a definitive agreement to sell the assets of its wholly-owned subsidiary, Haile Mining Company Inc., to Romarco Minerals Inc. ("Romarco") and on October 16, 2007, the transaction closed. Romarco purchased the Haile mine assets and assumed various liabilities of the Haile mine including, among others, all environmental, mine closure, rehabilitation and reclamation liabilities and obligations. Kinross received 5,000,000 common shares in Romarco and pursuant to a royalty agreement ("the Royalty Agreement") between Romarco and Kinross, the Company is entitled to receive a royalty based on the proven and probable gold reserves identified in the most current NI 43-101 compliant technical report prepared within 2 years of closing. Under the terms of the Royalty Agreement, Kinross will receive $3 per ounce for proven and probable gold reserves identified in such technical report in excess of 1.0 million ounces. The Company will receive $5 per ounce for proven and probable gold reserves identified in such technical report in excess of 3.0 million to a maximum of 5.0 million ounces. The disposition resulted in a gain on sale of $1.4 million.

  x.  Ixhuatan Project Option Agreement

  On October 22, 2007, the Company signed a definitive option agreement (the "Option Agreement") with a wholly-owned subsidiary of Linear Gold Corp. ("Linear") to earn up to a 70% interest in Linear's Ixhuatan Project, located in Chiapas, Mexico (the "Project"). A $1.0 million transaction fee was paid to Linear upon execution of the Option Agreement. Under the terms of the Option Agreement, the Company will fund $15.0 million of exploration expenditures within a 24 month period, which commenced on October 26, 2007. The Company can earn an initial 60% interest in the Project by making a further cash payment to Linear of $45.0 million, at which time a 60:40 joint venture will be formed to further develop the Project with the Company as the operator. The Company can then increase its interest in the Project to 70% by making an additional payment to Linear of $55.0 million within 90 days of Kinross' Board of Directors approving the construction and development of a mine based on a NI 43-101 compliant feasibility study. If such a production decision is made by the Company's Board of Directors, and the Proven and Probable Gold Reserves and Gold Equivalent Ounce Silver Reserves of the Project as referenced in the feasibility study are greater than 2.0 million ounces, the Company will pay an additional fee of up to $15.0 million to Linear.

KINROSS 2008 Annual Report    96

  xi.  Disposition of Bell Creek Mine and Mill

  On December 18, 2007, the Porcupine Joint Venture ("PJV") sold the Bell Creek Mine and Mill to Lake Shore Gold Corp. The Company recognized a gain of $7.6 million, net of tax of $nil, as its share of the gain on sale.

  xii.  Goldcorp Asset Purchase and Sale

  On December 21, 2007, the Company closed the asset swap transaction with Goldcorp pursuant to the purchase and sale agreement entered into on September 25, 2007, whereby the Company sold its 31.9% interest in Musselwhite and its 49.0% interest in PJV to Goldcorp. In exchange, the Company acquired Goldcorp's 50% interest in Compania Minera Mantos de Oro ("MDO"), thereby giving the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile. The Company also received a $204.3 million cash payment.

  As a result of this transaction, the acquired non-monetary assets have been recorded at fair value and a gain on the disposition of Musselwhite and PJV of $138.3 million was recorded.

  The purchase price of $350.3 million was calculated as the estimated fair value of the La Coipa mine and associated property plus cash consideration from Goldcorp of $204.3 million, including closing adjustments.

Purchase price allocation
Cash and cash equivalents	$227.3
Inventories	12.5
Other net liabilites	(39.5)
Property, plant and equipment (including mineral interests)	86.4
Land	10.6
Goodwill	53.0

Total purchase price	$350.3

  xiii.  Acquisition of Crown Resources Corporation

  On August 31, 2006, Kinross completed the acquisition of 100% of the issued and outstanding shares of Crown Resources Corporation ("Crown") which owned the Buckhorn Property ("Buckhorn") located in north central Washington State. Consideration paid was 0.32 of a common share of Kinross for each outstanding common share of Crown.

  On January 7, 2004, the Company had acquired 511,640 shares of Crown in a private placement for $1.0 million. On May 15, 2005, the Company had purchased a $10.0 million convertible debenture from Crown. The debenture was convertible into 5.8 million common shares of Crown and had accrued interest receivable of $0.5 million. Consideration paid by Kinross also included the value of the Company's prior interest in Crown, totaling $11.5 million.

  xiv.  Disposition of New Britannia Mine

  The Company completed the sale of its 50% interest in the New Britannia mine to Pegasus Mines Limited ("Pegasus") on December 22, 2006. Pegasus, Piper Capital Inc. ("Piper") and Garson Resources Ltd ("Garson") had entered into a joint venture agreement in order to purchase Kinross' investment in the New Britannia mine. Consideration received by the Company consisted of 8,960,794 shares of Garson and 10,012,277 shares of Piper,

KINROSS 2008 Annual Report    97

  representing a 19.9% interest in each of Piper's and Garson's issued and outstanding share capital. The fair value of the consideration received at the date of the transaction was estimated at CAD $5.1 million.

  As part of the transaction, Pegasus replaced Kinross' environmental letter of credit for CAD $1.9 million issued to the Government of Manitoba and issued to the Company an additional letter of credit for CAD $3.9 million that the Company can draw upon in the event that the Government authorities impose any closure liability or obligation in respect to the property upon Kinross. On each anniversary of this sale transaction, Pegasus shall increase the current amount of the letter of credit by the increase in the Canadian Consumer Price Index for the previous 12 months. The letter of credit is refundable to Pegasus should the mine go into commercial production. Kinross has the right to purchase 60% of the joint venture assets, provided Pegasus completes a feasibility study that identifies a deposit containing at least 3.0 million ounces of gold resources. The Company realized a gain of $8.9 million on the disposition of this property.

  xv.  Katanga

  The Company held 35% of the shares of Kinross Forrest Ltd. ("KF Ltd.") acquired in 2004. During 2005, the Company sold 23.33% of the shares recognizing a gain of $4.7 million. In 2006, the Company received 5,751,500 shares of Katanga Mining Ltd. ("Katanga"), formerly named Balloch Resources Ltd. ("Balloch"). In 2006, Kinross sold the 5,751,000 shares in Katanga recognizing a gain of $31.3 million. See Note 19 for additional details.

  xvi.  Disposition of Blanket Mine

  On July 5, 2006, the Company disposed of its interest in the Blanket Mine to Caledonia Mining Corporation ("Caledonia") in exchange for 20.0 million shares of Caledonia. During 2001, Kinross wrote down its investment in the Blanket Mine property and discontinued its consolidation in 2002. As a result of the transaction, the Company recorded a gain on disposition of $2.9 million, equivalent to the fair value of the shares of Caledonia received at the date of the transaction.

  xvii.  Disposition of Aquarius

  On May 10, 2006, the Company closed the sale of the Aquarius property to St. Andrew Goldfields ("St. Andrew") in exchange for 100.0 million common shares and 25.0 million common share purchase warrants of St. Andrew for a total fair value of $14.4 million, resulting in a gain on sale of $0.1 million. The Aquarius property was written down to its net fair value of $14.3 million during 2005, which included $15.2 million in mineral interests and the related $0.9 million reclamation and remediation obligation.

KINROSS 2008 Annual Report    98

  5. Consolidated Financial Statement Details

  Consolidated Balance Sheets

  i.  Cash and cash equivalents

	December 31, 2008	December 31, 2007

Cash on hand and balances with banks	$334.5	$69.0
Short-term deposits	156.1	482.3

	$490.6	$551.3

  ii.  Accounts receivable and other assets

			December 31, 2008	December 31, 2007

Trade receivables			$3.0	$16.0
Taxes recoverable			58.5	47.2
Prepaid expenses			43.5	17.0
Other			21.5	17.2
Asset held for sale	Note 4(iv	)	–	(2.2)

			$126.5	$95.2

  iii.  Inventories

			December 31, 2008	December 31, 2007

Ore in stockpiles (a)			$72.4	$56.0
Ore on leach pads (a) (b)			16.8	33.3
In-process			23.2	8.0
Finished metal			74.9	43.0
Materials and supplies			311.5	151.2

			498.8	291.5
Long-term portion of ore in stockpiles and ore on leach pads (a) (b)			(61.7)	(42.8)

			437.1	248.7
Asset held for sale	Notes 4(iv	)	–	(5.9)

			$437.1	$242.8

  (a)
  Ore in stockpiles and ore on leach pads includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 5 (vii).

  (b)
  Ore on leach pads at December 31, 2008, relates to the Company's Maricunga and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2017 and at Maricunga in 2025.

KINROSS 2008 Annual Report    99

  iv.  Property, plant and equipment

			December 31, 2008			December 31, 2007
			Cost (b)	Accumulated Depreciation	Net Book Value	Cost (b)	Accumulated Depreciation	Net Book Value

Property, plant and equipment (a)

Producing properties			$3,059.5	$(969.3)	$2,090.2	$1,602.7	$(750.6)	$852.1

Mineral Interests
Producing properties (c)			$1,278.8	$(265.6)	$1,013.2	$976.5	$(215.4)	$761.1
Development properties (d)			511.2	–	511.2	1,757.5	–	1,757.5
Exploration properties			1,133.4	–	1,133.4	105.6	–	105.6

			$2,923.4	$(265.6)	$2,657.8	$2,839.6	$(215.4)	$2,624.2

Total property, plant and equipment			$5,982.9	$(1,234.9)	$4,748.0	$4,442.3	$(966.0)	$3,476.3

Asset held for sale	Notes 4(iv	)	$–	$–	$–	$(272.8)	$272.8	$–

Total property, plant and equipment			$5,982.9	$(1,234.9)	$4,748.0	$4,169.5	$(693.2)	$3,476.3

  (a)
  Capitalized interest included within property, plant and equipment was $30.6 and $31.4 million during the years ended December 31, 2008 and December 31, 2007, respectively. Interest capitalized during the year ended December 31, 2008 and 2007 is related to capital expenditures at Fort Knox, Round Mountain, Kupol, Kettle River–Buckhorn and Paracatu.

  (b)
  Cost includes previously recorded adjustments for the impairment in the carrying value of property, plant and equipment.

  (c)
  Included in producing properties is $163.3 million (2007 – $211.1 million) related to assets that are not being depreciated.

  (d)
  The amount allocated to development properties relates to assets that are not being depreciated.

  The following table shows capitalized stripping for the years ended December 31, 2008 and 2007:

	December 31, 2008			December 31, 2007
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total

Balance at January 1,	$44.6	$31.9	$76.5	$18.5	$33.5	$52.0
Additions	24.1	14.8	38.9	26.1	16.6	42.7
Amortization (a)	(10.2)	(17.1)	(27.3)	–	(18.2)	(18.2)

Balance at December 31,	$58.5	$29.6	$88.1	$44.6	$31.9	$76.5

  (a)
  Amortization of capitalized stripping costs uses the UOP method based on reserves that have not yet been produced that will benefit directly from the stripping activity.

KINROSS 2008 Annual Report    100

  v.  Goodwill

  The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

	December 31, 2006	Additions	Reductions	December 31, 2007	Allocation and Adjustment (a)	Impairment (c)	December 31, 2008

Operating segments
Round Mountain	$58.7	$–	$–	$58.7	$–	$–	$58.7
Paracatu	65.5	–	–	65.5	–	–	65.5
La Coipa	71.4	53.0	–	124.4	–	–	124.4
Kettle River– Buckhorn	20.9	–	–	20.9	–	–	20.9
Kupol (c)	–	–	–	–	827.2	(668.4)	158.8
Maricunga (c)	–	–	–	–	396.1	(220.2)	175.9
Crixás	38.0	–	–	38.0	–	–	38.0
Musselwhite (b)	29.0	–	(29.0)	–	–	–	–
Bema acquisition (a)	–	1,697.4	–	1,697.4	(1,697.4)	–	–
Other operations (c)	9.9	–	–	9.9	635.3	(105.5)	539.7

Total	$293.4	$1,750.4	$(29.0)	$2,014.8	$161.2	$(994.1)	$1,181.9

  (a)
  These amounts reflect the final determination of goodwill on the Bema acquisition and allocation to specific acquired properties.

  (b)
  On December 21, 2007, Musselwhite was sold as part of the asset swap with Goldcorp as described in Note 4(xii) Acquisitions and divestitures.

  (c)
  In 2008, as part of the annual impairment test for goodwill, it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca, acquired through the acquisition of Bema, exceeded its fair value. As a result, the carrying amount of goodwill was written down to fair value. For a description of what comprises the implied fair value of goodwill please see note 2 (ix). No impairment was recognized at December 31, 2007 as the purchase price allocation was not finalized until 2008.

  vi.  Long-term investments

  Long-term investments of $185.9 million includes $168.2 million (2007 – $75.1) of investments accounted for using the equity method and $17.7 million (2007 – $52.6 million) of investments classified as available-for-sale, for which associated unrealized gains or losses are recorded in OCI. During the year ended December 31, 2008, there

KINROSS 2008 Annual Report    101

  was a net increase in long-term investments of $58.2 million. This is largely the result of the acquisition of an equity interest in Lobo-Marte of $141.1 million, offset by impairment write-downs of $83.9 million.

	December 31, 2008		December 31, 2007
Available for sale investments	Fair Value	Gains (losses) in OCI	Fair Value	Gains in OCI

Securities in an unrealized gain position	$2.5	$2.2	$51.0	$11.8
Securities in an unrealized loss position	15.2	(3.7)	1.6	–

	$17.7	$(1.5)	$52.6	$11.8

	December 31, 2008
Investment in shares carried on an equity basis	Carrying Value	Market Value	% Ownership

Victoria Gold (formerly Victoria Resources Corporation)	$9.2	$7.0	28%
Consolidated Puma Minerals Corporation (a)	2.9	2.2	35%
Lobo-Marte (b)	141.1	141.1	40%
Brett Resources (c)	15.0	9.8	26%

	$168.2	$160.1

	December 31, 2007
	Carrying Value	Market Value	% Ownership

Victoria Resources Corporation	$24.3	$35.6	27%
Pamodzi Gold Limited (a), (d)	22.3	22.9	28%
Consolidated Puma Minerals Corporation	27.3	29.2	35%
Rolling Rock Resources Corporation (a),(e)	1.2	1.2	22%

	$75.1	$88.9

  (a)
  See note 5(xi) for additional details.

  (b)
  See note 21 for additional details.

  (c)
  Subsequent to July 31, 2008, Brett Resources Inc. is accounted for on an equity basis instead of an available for sale basis as the Company's interest increased from 6% to 26% on that date.

  (d)
  Subsequent to February 27, 2008, Pamodzi Gold Limited ("Pamodzi") is accounted for on an available-for-sale basis instead of an equity basis as the Company's interest is currently 13%, a decrease from 28%.

  (e)
  Subsequent to February 5, 2008, Rolling Rock Resources Corporation ("Rolling Rock") is accounted for on an available-for-sale basis instead of an equity basis as the Company's interest is currently 17%, a decrease from 22%.

  The following are the most significant investment dispositions completed by the Company:

  Anatolia Minerals

  On September 24, 2007, the Company sold 7,030,887 shares of Anatolia Minerals Development Ltd. for cash proceeds of $40.6 million, which resulted in a gain of $30.7 million.

KINROSS 2008 Annual Report    102

  St Andrew Goldfields

  On September 25 and 26, 2007, the Company sold 2,116,500 shares and 2,898,200 shares, respectively, of St Andrew for cash proceeds of $3.1 million, which resulted in a loss of $2.0 million.

  vii.  Deferred charges and other long-term assets

			December 31, 2008	December 31, 2007

Long-term ore in stockpiles and on leach pads (a)			$61.7	$42.8
Deferred charges, net of amortization			1.8	0.1
Long-term receivables			28.8	38.1
Advances on the purchase of capital equipment			7.6	54.6
Deferred acquisition costs and other			4.3	4.4
Asset held for sale	Note 4(iv	)	–	(3.7)

			$104.2	$136.3

  (a)
  Ore in stockpiles represents low-grade material in ore in stockpiles and ore on leach pads not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines (2007 – Fort Knox, Maricunga and Round Mountain).

  viii.  Accounts payable and accrued liabilities

	December 31, 2008	December 31, 2007

Trade payables	$150.0	$89.2
Accrued liabilities	65.8	89.5
Employee related accrued liabilities	22.7	33.4
Taxes payable	7.8	78.0

	$246.3	$290.1

  ix.  Other long-term liabilities

		December 31, 2008	December 31, 2007

Reclamation and remediation obligations	Note 10	$236.8	$212.4
Unrealized fair value of derivative liabilities	Note 8	166.0	266.0
Other long-term liabilities		183.8	20.6

		$586.6	$499.0

KINROSS 2008 Annual Report    103

  Consolidated Statements of Operations

  x.  Goodwill impairment charges

  The following is a summary of impairment charges recorded during the fiscal years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006

Goodwill impairment
Kupol	$668.4	$–	$–
Maricunga	220.2	–	–
Quebrada Seca	105.5	–	–

	$994.1	$–	$–

  xi.  Other income (expense) – net

	2008	2007	2006

Gain on sale of assets and investments – net	$32.6	$184.6	$47.4
Impairment of Investments (a)	(83.9)	(1.3)	(10.5)
Litigation settlement	(19.1)	–	–
Interest income and other	19.3	15.2	7.1
Interest expense (b)	(74.6)	(6.8)	(6.9)
Foreign exchange gains (losses)	41.4	(36.4)	(9.5)
Non-hedge derivative gains	41.6	34.3	–

	$(42.7)	$189.6	$27.6

  (a)
  During 2008, the Company wrote-down several available-for-sale and equity investments. The equity accounted investments written down were acquired as part of the Bema acquisition and primarily related to Consolidated Puma Minerals, Padmozi Gold Limited and Victoria Gold as it was determined that the decline in fair value was other than temporary. In 2007, the Company determined that the decline in the market value of its holdings in Rolling Rock Resources Corporation, which was also acquired as part of the Bema acquisition, was other-than-temporary. In 2006, the Company determined that the decline in the market value of its holdings in St. Andrew shares and warrants and Caledonia shares were other-than-temporary.

  (b)
  See Note 16(iv).

KINROSS 2008 Annual Report    104

  xii.  Gain (loss) on sale of assets and investments – net

  The following is a summary of the gains (losses) on the sale of assets and investments – net, during the fiscal years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006

Assets:
Goldcorp asset purchase and sale	$–	$138.3	$–
Haile Mine	–	1.4	–
Bell Creek mine	–	7.6	–
New Britannia mine	–	–	8.9
Blanket mine	–	–	2.9
George/Goose Lake property	–	–	1.6
Hammond Reef project	12.2	–	–
Julietta mine	3.0	–	–
Kubaka mine	11.5	–	–
Lupin mine	–	6.5	–
Investments:
Anotolia Minerals Developments Ltd.	–	30.7	–
St Andrew Goldfields	–	(2.0)	–
Bolder Limited opportunity Partnership	–	–	1.6
Katanga Mining Inc.	–	–	31.3
Other	5.9	2.1	1.1

	$32.6	$184.6	$47.4

  See Note 4, Acquisitions and divestitures and 5(vi) for additional details.

  xiii.  Equity in gains (losses) of associated companies

  The following is a summary of the equity gains (losses) of associated companies, during the fiscal years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006

Victoria Gold Corporation (formerly Victoria Resources Corporation)	$(3.0)	$(1.1)	$–
Pamodzi Gold Limited	(4.7)	(8.7)	–
Consolidated Puma Minerals Corporation	(1.1)	(0.9)	–
Rolling Rock Resources Corporation	0.1	(0.4)	–
Brett Resources Inc.	–	–	–

	$(8.7)	$(11.1)	–

KINROSS 2008 Annual Report    105

  Supplemental cash flow information

  xiv.  Interest and income taxes paid

	2008	2007	2006

Interest	$49.7	$30.1	$10.1
Income taxes	$75.3	$21.4	$11.0

  6. Accumulated Other Comprehensive Income (Loss)

		December 31, 2008	December 31, 2007

Accumulated other comprehensive income (loss):
Investments (a),(b),(c)		$(1.6)	$23.4
Financial derivatives(d)	(Note 8)	(162.8)	(121.5)

Accumulated other comprehensive loss, end of the period		(164.4)	(98.1)

(a)
As a result of adopting Section 1530, "Comprehensive Income" on January 1, 2007 an adjustment to record unrealized gains on long-term investments of $19.9 million was recorded as at January 1, 2007 and is included in the changes in fair value of investments.

(b)
Includes cumulative translation adjustments of $4.7 million (2007 – $7.0 million)

(c)
Net of tax of $nil (2007 – $2.1)

(d)
Net of tax of $18.9 (2007 – $5.8)

  7. Joint Venture Interests

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

As at December 31, 2008, the Company had a joint venture interest in Round Mountain, Crixás and Cerro Casale (see notes 17 and 21 for additional details) after consideration of the disposal of the Company's interests in the PJV and Musselwhite in 2007 and the New Britannia mine in 2006 (see Note 4 – Acquisitions and divestitures).

KINROSS 2008 Annual Report    106

The following tables contain selected financial information on Kinross' share of participation for each of its participating joint ventures for the years ended December 31, 2008, 2007 and 2006.

Joint venture interests – 2008	Round Mountain	Crixás	Total
	(i)	(ii)

Metal sales	$213.7	$75.3	$289.0
Cost of sales	112.9	26.2	139.1
Accretion and reclamation expense	1.1	0.4	1.5
Depreciation, depletion and amortization	22.2	10.7	32.9
Exploration and business development	0.7	2.1	2.8
Other operating costs	–	0.9	0.9

Operating earnings	$76.8	$35.0	$111.8

Current assets	$26.4	$31.4	57.8
Property, plant and equipment	131.7	50.1	181.8
Goodwill	58.7	38.0	96.7
Deferred charges and other long-term assets	11.4	0.9	12.3

	$228.2	$120.4	$348.6

Current liabilities	19.6	14.1	33.7
Long-term liabilities	22.5	15.3	37.8

	42.1	29.4	71.5

Net investment in joint ventures	$186.1	$91.0	$277.1

Cash flow provided from (used in):
Operating activities	$95.7	$34.3	130.0

Investing activities	$(77.5)	$(19.6)	(97.1)

Financing activities	$–	$5.3	5.3

(a)
As part of the Bema acquisition (see Note 4 – Acquisitions and divestitures), a 49% interest in the Cerro Casale exploration property in Chile was acquired by Kinross, see notes 17 and 21 for additional details.

KINROSS 2008 Annual Report    107

Joint venture interests – 2007	Round Mountain	Crixás	Porcupine	Musselwhite	Total
	(i)	(ii)	(iii)	(iv)

Metal sales	$208.2	$66.2	$93.3	$47.1	$414.8
Cost of sales	94.9	24.9	66.9	32.6	219.3
Accretion	0.6	0.1	1.7	0.2	2.6
Depreciation, depletion and amortization	6.2	9.9	10.3	9.9	36.3
Exploration	1.4	1.1	5.1	0.9	8.5
Other operating costs	–	0.7	0.2	–	0.9

Operating earnings (loss)	$105.1	$29.5	$9.1	$3.5	$147.2

Current assets	$26.7	$24.1	$–	$–	$50.8
Property, plant and equipment	102.8	46.5	–	–	149.3
Goodwill	58.7	38.0	–	–	96.7
Deferred charges and other assets	10.3	0.5	–	–	10.8

	$198.5	$109.1	$–	$–	$307.6

Current liabilities	23.2	14.7	–	–	37.9
Long-term liabilities	20.8	20.7	–	–	41.5

	44.0	35.4	–	–	79.4

Net investment in joint ventures	$154.5	$73.7	$–	$–	$228.2

Cash flow provided from (used in):

Operating activities	$108.2	$28.9	$10.7	$9.8	$157.6

Investing activities	$(40.1)	$(11.1)	$(15.6)	$(12.1)	$(78.9)

Financing activities	$–	$–	$–	$–	$–

KINROSS 2008 Annual Report    108

Joint venture interests – 2006	Round Mountain	Crixás	Porcupine	Musselwhite	La Coipa	New Britannia	Maricunga	Total
	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)

Metal sales	$211.7	$57.0	$97.5	$43.0	$94.0	$1.9	$69.7	$574.8
Cost of sales	99.4	17.7	59.9	31.9	47.6	0.6	39.3	296.4
Accretion	1.7	0.2	2.0	0.2	0.9	0.2	(1.0)	4.2
Depreciation, depletion and amortization	11.9	11.2	11.8	10.4	16.9	–	7.0	69.2
Exploration	5.0	1.5	4.9	1.7	2.0	–	1.8	16.9
Other operating costs	–	0.2	0.3	–	1.5	–	0.5	2.5

Operating earnings (loss)	$93.7	$26.2	$18.6	$(1.2)	$25.1	$1.1	$22.1	$185.6

Current assets	$21.2	$17.2	$7.3	$3.6	$42.2	$–	$26.6	$118.1
Property, plant and equipment	69.2	40.7	95.2	80.6	62.6	–	69.0	417.3
Goodwill	58.7	38.0	–	29.0	71.4	–	–	197.1
Deferred charges and other assets	8.2	0.1	5.2	–	1.0	–	20.8	35.3

	$157.3	$96.0	$107.7	$113.2	$177.2	$–	$116.4	$767.8

Current liabilities	21.6	12.2	10.2	4.1	21.9	0.1	9.5	79.6
Long-term liabilities	20.9	16.0	24.1	2.6	13.9	–	10.1	87.6

	42.5	28.2	34.3	6.7	35.8	0.1	19.6	167.2

Net investment in joint ventures	$114.8	$67.8	$73.4	$106.5	$141.4	$(0.1)	$96.8	$600.6

Cash flow provided from (used in):
Operating activities	$111.3	$34.8	$31.3	$11.6	$41.2	$1.5	$21.9	$253.6

Investing activities	$(28.3)	$(7.8)	$(19.4)	$(4.7)	$(7.7)	$2.8	$(4.7)	$(69.8)

Financing activities	$–	$–	$–	$–	$–	$–	$(8.8)	$(8.8)

  i.  Round Mountain

  The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, U.S.A. Under the joint venture agreement between the Company and Barrick, the Company is the operator.

  The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

KINROSS 2008 Annual Report    109

  ii.  Crixás

  The Company owns a 50% interest in Mineracao Serra Grande, S.A. ("MSG"), which owns the Crixás mine, located in central Brazil. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited ("AngloGold") is the operator.

  The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

  iii.  Porcupine

  As discussed in Note 4, the Company's 49% interest in the PJV in the Timmins area of Ontario, Canada was sold to Goldcorp on December 21, 2007. Results of operations of PJV reflect the Company's interest up to December 21, 2007.

  iv.  Musselwhite

  As discussed in Note 4, the Company's 31.9% interest in the Musselwhite joint venture, located in northwestern Ontario, Canada, was sold to Goldcorp on December 21, 2007. Results of operations of Musselwhite reflect the Company's interest up to December 21, 2007.

  v.  La Coipa

  As discussed in Note 4, as of December 21, 2007, the Company completed its purchase of the remaining 50% interest in MDO, a Chilean mining company. MDO owns the La Coipa mine, located in central Chile. Under the joint venture agreement, Goldcorp had been the operator of the mine, having acquired its interest in MDO from Barrick in 2006. Results of operations of La Coipa reflect the Company's 50% interest up to December 21, 2007 and 100% thereafter.

  vi.  New Britannia

  As discussed in Note 4, the Company's interest in the New Britannia mine was sold on December 22, 2006. Until that time, the Company owned a 50% interest in the New Britannia joint venture and was appointed the operator under the joint venture agreement.

  vii.  Maricunga

  The Company owned a 50% interest in Compania Minera Maricunga ("CMM"), a Chilean mining company that owns the Maricunga mine located in central Chile. As a result of the acquisition of Bema, which held the remaining 50% interest in CMM, on February 27, 2007, the Company now holds a 100% interest in CMM. See Note 4 Acquisitions and divestitures, for further discussion.

KINROSS 2008 Annual Report    110

  8. Financial Instruments

The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company will apply hedge accounting whenever hedging relationships exist and have been documented.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt other than capital leases approximates fair value primarily due to the floating rate nature of the debt instruments.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

KINROSS 2008 Annual Report    111

	December 31, 2008		December 31, 2007
	Asset/ (Liability) Fair Value (d)	AOCI (e)	Asset/ (Liability) Fair Value	AOCI (e)

Interest rate contracts
Interest rate swap	$(12.0)	$9.1	$(3.3)	$(3.4)

	(12.0)	9.1	(3.3)	(3.4)

Currency contract
Foreign currency forward contracts (a)	(64.3)	47.7	24.0	21.4

	(64.3)	47.7	24.0	21.4

Commodity contracts
Gold and silver forward contracts (b)	(176.8)	97.4	(278.1)	(139.5)
Gold and silver call options sold	–	–	(13.7)	–
Gold and silver put options bought	–	–	–	–
Gold contract related to Julietta sale	1.3	–	–	–
Silver lease rate swap	–	–	3.5	–
Energy forward contract (c)	(10.8)	8.6	–	–
Total return swap	1.0	–	–	–

	(185.3)	106.0	(288.3)	(139.5)

Total all contracts	$(261.6)	$162.8	$(267.6)	$(121.5)

  (a)
  Included in the amount recorded in earnings in the year ended December 31, 2008 is a net loss of $0.6 million (December 31, 2007 and 2006 – net gain of $0.1 and $nil, respectively) that relates to foreign currency forward contracts and is recorded in other income (expense) – net. The amount of $46.4 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (b)
  Included in amounts recorded in earnings in the year ended December 31, 2008 is a net loss of $nil (December 31, 2007 and 2006 – $8.2 million and $nil, respectively) relating to the ineffective portion of gold and silver forward contracts recorded in other income (expense) – net. The amount of $12.2 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of the settling the contracts.

  (c)
  The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of the settling the contracts.

  (d)
  Consists of unrealized fair value of derivatives – current ($23.8 million), unrealized fair value of derivatives – long-term ($8.7 million), current portion of unrealized fair value of derivative liabilities ($128.1 million) and unrealized fair value of derivative liabilities – long-term ($166.0 million).

  (e)
  AOCI refers to accumulated other comprehensive income (loss).

  Gold and silver price risk management

  From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company has assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol

KINROSS 2008 Annual Report    112

  project financing. The Company has documented hedge accounting for these derivative contracts based on the movement in the spot price of gold and silver, with the difference between spot price and forward price being excluded from the assessment of hedge effectiveness.

  During the quarter ended December 31, 2008, the company entered into gold and silver forward contracts to purchase 208,080 ounces of gold at an average rate of $803.13 and 3,600,000 ounces of silver at an average rate of $10.45 which mature in 2009. The purpose of these derivatives is to offset the above noted derivatives, which mature in 2009 and were acquired as a result of the Bema acquisition in 2007. Commensurate with the entry into these derivatives, the Company de-designated the hedging relationship for the 2009 maturities.

  The Company's commodity price risk associated with financial instruments related to gold and silver primarily relates to changes in fair value of existing gold and silver contracts.

  The following represents the financial instruments' effect on pre-tax earnings and other comprehensive income before tax due to a 10% change in gold and silver prices, based on December 31, 2008 prices with all other variables unchanged. The sensitivity of the Company's financial instruments to commodity price changes is comprised of the commodity contracts described in this note.

  Impact of commodity price risk on financial instruments before tax:

	Price on Dec. 31, 2008	Change	Effect of gold and silver contracts on pre-tax earnings, gain (loss)	Effect of gold and silver contracts on OCI before tax, gain (loss)

Gold	$865.00	+10%	$(1.0)	$(53.9)
Gold	$865.00	-10%	$1.0	$53.9
Silver	$10.79	+10%	$(0.3)	$(7.4)
Silver	$10.79	-10%	$0.3	$7.4

  Gold and silver

  Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga.

  During the second quarter of 2007, the Company restructured the Kupol project loan facility gold and silver hedge positions. The put option positions were sold, and the short call option positions were re-purchased. These positions were replaced with forward sales transactions with the same number of ounces as the number of put option positions sold.

KINROSS 2008 Annual Report    113

  At December 31, 2008, the following gold and silver derivative contracts related to Kupol project were outstanding:

	Year of Settlement
(ounces in thousands)	2009	2010	2011	2012	Total

Gold
Forward contracts sold (ounces)	208.1	219.0	319.7	74.1	820.9
Average price per ounce	$646	$642	$621	$674	$638
Forward contracts purchased (ounces)	208.1	–	–	–	208.1
Average price per ounce	$803	$–	$–	$–	$803
Silver
Forward contracts sold (ounces)	3,600	3,600	3,600	–	10,800
Average price per ounce	$10.71	$10.71	$10.71	$–	$10.71
Forward contracts purchased (ounces)	3,600	–	–	–	3,600
Average price per ounce	$10.45	$–	$–	$–	$10.45

  In addition to the gold contracts above, as a part of the sale of the Julietta mine described in note 4(iii), a portion of the proceeds of sale is based on the future price of gold in 2009 and 2010. For accounting purposes, the conditional proceeds represent an embedded derivative. At December 31, 2008, the fair value of this embedded derivative was $1.3 million which was recorded in other income in the year ended December 31, 2008.

  Currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into forward contracts to purchase the Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

  Impact of foreign exchange risk on net working capital as at December 31, 2008:

	Canadian dollars	Brazilian reais	Chilean pesos	Russian roubles

Foreign currency net working asset (liability) in US$	$9.1	$77.8	$(18.3)	$32.1
Earnings (loss) from a 10% strengthening of the US$ on pre-tax earnings	$(0.9)	$(7.8)	$1.8	$(3.2)
Earnings (loss) from a 10% strengthening of the US$ on OCI before taxes (a)	–	–	–	–

  (a)
  As described in Note 2 (iii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

KINROSS 2008 Annual Report    114

  At December 31, 2008, with other variables unchanged, the following represents the effect of the Company's foreign exchange contracts on pre-tax earnings and other comprehensive income before tax from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Russian rouble and Chilean peso.

	10% strengthening in U.S. dollar		10% weakening in U.S. dollar
	Effect of on pre-tax earnings, gain (loss) (a)	Effect on OCI before tax, gain (loss)	Effect of on pre-tax earnings, gain (loss) (a)	Effect on OCI before tax, gain (loss)

Canadian dollars	–	$(3.8)	–	$4.7
Brazilian reais	–	$(16.2)	–	$19.8
Chilean pesos	–	$(7.3)	–	$9.0
Russian roubles	–	$(2.7)	–	$3.3

  (a)
  Upon maturity of these contracts the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which may be to earnings or property, plant and equipment.

  Foreign currency

  At December 31, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2009 to sell $41.6 million U.S. dollars, and purchase Canadian dollars at an average forward exchange rate of 1.25 Canadian dollars for one U.S. dollar. The unrealized gain on these contracts at December 31, 2008 was $0.8 million (December 31, 2007 – $nil).

  At December 31, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2009 and 2010 to sell $221.7 million U.S. dollars, and purchase Brazilian reais. In 2009, Kinross has contracted to sell $161.7 million at an average forward exchange rate of 1.84 Brazilian reais for one U.S. dollar. In 2010, Kinross has contracted to sell $60.0 million at an average forward exchange rate of 2.50 Brazilian reais for one U.S. dollar. The unrealized loss on these contracts at December 31, 2008 was $40.8 million (December 31, 2007 – gain of $24.0 million).

  At December 31, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2009 to sell $40.5 million U.S. dollars, and purchase Russian roubles at an average forward exchange rate of 24.82 Russian roubles for one U.S. dollar. The unrealized loss on these contracts at December 31, 2008 was $10.7 million (December 31, 2007 – $nil).

  At December 31, 2008, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2009 and 2010 to sell $95.5 million U.S. dollars, and purchase Chilean pesos. In 2009, Kinross has contracted to sell $71.5 million at an average forward exchange rate of 528.08 Chilean pesos for one U.S. dollar. In 2010, Kinross has contracted to sell $24.0 million at an average forward exchange rate of 699.16 Chilean pesos for one U.S. dollar. The unrealized loss on these contracts at December 31, 2008 was $13.6 million (December 31, 2007 – $nil).

  Interest rate risks

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract. During the first quarter of 2008, the Company entered into an interest rate swap for Rio Paracatu Mineracao ("RPM"), a 100% subsidiary of Kinross.

KINROSS 2008 Annual Report    115

  At December 31, 2008 with other variables unchanged, a 50 basis point downward shift in the interest rate curve would decrease pre-tax earnings by $0.6 million and other comprehensive income before tax by $1.5 million, and a 50 basis point upward shift in the interest rate curve would increase pre-tax earnings by $0.5 million and other comprehensive income before tax by $1.5 million

  Interest rates

  As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap. The fair market value of the interest rate swap was a liability of $6.5 million as at December 31, 2008 (December 31, 2007 – a liability of $1.7 million).

  The interest rate cap has an exercise strike level of 6.37%, which is the maximum interest rate that the Company will pay on the notional amount underlying the cap. The interest rate floor has an exercise strike level of 4.75%, which is the minimum interest rate that will be paid on the notional amount. When floating U.S. dollar interest rates are between the cap and the floor, there is no settlement received or paid by the Company. The notional amount varies between $3.7 million and $70.0 million over the life of the loan. The fair value of the interest rate cap and floor was a liability of $4.0 million as at December 31, 2008 (December 31, 2007 – a liability of $1.6 million).

  During the first quarter of 2008, as part of the Rio Paracatu term loan, the Company entered into an interest rate swap to pay a fixed rate of 3.83% and receive a floating LIBOR rate plus 100 bps on a notional amount of $100 million which amortizes over the life of the loan. As at December 31, 2008, the fair market value was a liability of $1.5 million, and the notional amount was $65.9 million.

  Silver lease rates

  During the quarter ended June 30, 2008, the Company settled its silver floating lease rate swaps prior to their maturity.

  Energy

  The Company is exposed to changes in crude oil prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. During the year ended December 31, 2008, the Company entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

  As at December 31, 2008, the Company had purchased oil forward of 264,500 barrels of Nymex Crude WTI during 2009 at an average price of $88.52 per barrel. The unrealized loss on these contracts as at December 31, 2008 was $10.8 million.

  At December 31, 2008, with other variables unchanged, a 10% decrease in Nymex Crude WTI prices would not impact pre-tax earnings and would decrease other comprehensive income before tax by $1.0 million, and a 10% increase in Nymex Crude WTI prices would not impact pre-tax earnings and would increase other comprehensive income before tax by $1.0 million.

KINROSS 2008 Annual Report    116

  Total return swap

  A total return swap (TRS) was engaged during the fourth quarter of 2008 as an economic hedge of the company's deferred share units (DSU). Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2008, 100% of the DSUs were economically hedged, although hedge accounting was not engaged.

  Liquidity risk

  The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and by utilizing its lines of credit. The Company's Treasury department continuously monitors and reviews both actual and forecasted cash flows.

  The contractual undiscounted cash flow requirements for financial liabilities at December 31, 2008 are as follows:

	Total	Less than 2 years	More than 2, less than 3 years	More than 3, less than 5 years	More than 5 years

Long-term debt (a)	$1,319.7	$540.9	$170.7	$587.5	$20.6
Derivative liabilities	$261.6	$154.5	$82.2	$25.9	$(1.0)

  (a)
  Includes long-term debt, including the current portion, interest, as well as obligations under letters of credit issued and the full face value of the Senior Convertible Notes (Note 9(i) and (vi)).

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at December 31, 2008, the Company's maximum exposure to credit risk was the carrying value of trade receivables, derivative assets, and taxes recoverable.

KINROSS 2008 Annual Report    117

  9. Long-term Debt and Credit Facilities

				As at December 31, 2008				As at December 31, 2007
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount	Fair Value

Corporate revolving credit facility	(i	)	Variable	$–	$–	$–	$–	$–	$–
Crixás bank loan			Variable	5.3	–	5.3	5.3
Debt component, senior convertible notes	(vi	)	1.75%	386.3	–	386.3	346.8	–	–
Corporate term loan facility	(i	)	Variable	131.9	(1.7)	130.2	130.2	197.5	197.5
Paracatu short-term loan	(ii	)	5.81%	–	–	–	–	2.7	2.7
Maricunga capital leases	(iii	)	6.04%	8.0	–	8.0	8.0	14.1	14.1
Paracatu capital leases	(iii	)	5.62%	41.3	–	41.3	41.3	–	–
Kupol project financing	(iv	)	Variable	360.0	–	360.0	360.0	330.0	330.0
Kupol IFC loan	(iv	)	Variable	19.8	–	19.8	19.8	19.8	19.8

				952.6	(1.7)	950.9	911.4	564.1	564.1
Less: current portion				(167.1)	–	(167.1)	(167.1)	(76.0)	(76.0)

Long-term debt				$785.5	$(1.7)	$783.8	$744.3	$488.1	$488.1

(a)
Includes transaction costs on debt financing.

As of December 31, 2008, the long-term debt repayments for each of the years ending December 31 are as follows:

	2009	2010	2011	2012	2013	2014 and thereafter	Total

Corporate term loan facility	$36.4	$36.4	$36.4	$22.7	$–	$–	$131.9
Crixás bank loan	0.9	2.7	1.7	–	–	–	5.3
Paracatu capital leases	9.5	9.5	9.5	9.5	3.3	–	41.3
Maricunga Capital leases	7.8	0.2	–	–	–	–	8.0
Kupol Credit Facility	112.5	83.8	93.7	55.0	15.0	–	360.0
IFC Loan	–	–	–	–	–	19.8	19.8
Convertible Debenture	–	–	–	–	386.3	–	386.3

Total long-term debt payable	$167.1	$132.6	$141.3	$87.2	$404.6	$19.8	$952.6

KINROSS 2008 Annual Report    118

  i.  Corporate Revolving Credit and Term Loan Facilities

  As at December 31, 2008 the Company's credit facility includes a $300.0 million revolving credit facility and a $131.8 million term loan. The revolving credit facility supports Kinross' liquidity and letter of credit needs and matures on August 18, 2010. The term loan will support the expansion program at the Paracatu mine in Brazil and matures on February 18, 2012. Assets of the Fort Knox mine and shares of certain wholly-owned subsidiaries are pledged as collateral.

  The credit agreement can be drawn in U.S. or Canadian dollars. The facility can be extended at each of the first two maturity dates by an additional year at the option of the lenders. During the year ended December 31, 2008, issue costs related to both facilities, totaling $1.7 million (2007 – $2.5 million) were recorded as a reduction of the nominal amount.

  The $300.0 million revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily for environmental and site restoration costs, exploration permitting, workers' compensation and other general corporate purposes. As at December 31, 2008 letters of credit totaling $146.0 million (2007 – $146.8 million) were drawn against this facility. In the event that the underlying credit facility is not extended, the amounts drawn against the facility will become due and payable at maturity. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its operations including post closure site restoration. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure.

  Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to operating cash flow.

  The Company's current net debt/operating cash flow ratio is less than 1.25 and the Company expects that this will not change going forward. At this rate, interest charges would be as follows:

Type of Credit	credit facility

Dollar based LIBOR loan	LIBOR plus 1%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

  The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $700.0 million for 2008 (2007 – $700.0 million), an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The Company is in compliance with these covenants.

KINROSS 2008 Annual Report    119

  ii.  Paracatu short-term loan

  As at December 31, 2008, RPM, a subsidiary of the Company, had an outstanding balance on the short-term loan of $nil (December 31, 2007 – $2.7 million). The loan, which had an interest rate of 5.81%, was repaid during the three months ended March 31, 2008.

  iii.  Capital Leases

  At December 31, 2008, the Company had equipment under capital lease totaling $49.3 million (2007 – $14.1 million) at an interest rate of 6.04% and 6.50%. Repayments on the capital leases end in 2013.

  The Company recorded interest expense related to the capital leases of $2.2 million, $1.1 million and $0.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. The cost of the assets and the accumulated depreciation related to the capital leases is $73.7 million and $17.7 million, respectively as at December 31, 2008 (December 31, 2007 – $31.3 million and $11.1 million). The depreciation expense related to these assets in 2008 is $6.6 million (2007 – $3.5 million).

  Following is a schedule of future minimum lease payments required under these facilities:

  For the years ended December 31, 2008 and 2007, the capital lease obligations are as follows:

	2008	2007

2008	$–	$6.8
2009	19.5	8.1
2010	11.8	0.2
2011	10.9	–
2012	10.3	–
2013	3.9	–

Total minimum lease payments	$56.4	$15.1
Less amount representing interest	7.1	1.0

Present value of net minimum lease payments	$49.3	$14.1
Current portion of obligations under capital lease	17.3	6.1

	$32.0	$8.0

  iv.  Kupol project financing

  The Kupol project financing consists of a project loan ("Project Loan") with a syndicate of banks and a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") had provided Bema with a cost overrun facility ("HVB Facility") of $17.5 million. The long term land lease is in place. The company has completed the requirement to pledge the mortgage on this property as security to the lenders.

  The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING; as at December 31, 2008

KINROSS 2008 Annual Report    120

  $135 million was outstanding. Tranche B is for $250.0 million, matures June 30, 2012, and was fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB") as at December 31, 2008, $225 million was outstanding. Both tranches of the Project Loan were drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

  Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

  The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

  The Company and its subsidiary are in compliance with these covenants at December 31, 2008.

  The IFC loan of $25.0 million is for the development of the Kupol mine, of which $19.8 million was drawn down as of December 31, 2008 and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight and a half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. As a result of the acquisition of Bema, there are 8.5 million Kinross share purchase warrants outstanding relating to the issuance which are convertible into 3.8 million Kinross shares. Each warrant entitles IFC to receive one Kinross share plus CAD $0.01, at a price of $6.61, until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC loan.

  Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

  On April 26, 2006, Bema deposited $7.5 million in an escrow account as required by the Kupol project loan facility which is available only for project cost overruns, if incurred, at any time up until the economic completion date. As at December 31, 2008, all of this restricted cash has been released to the Company as agreed between the Company and the Kupol project lenders.

  As at December 31, 2008, cash of $10.3 million has been set aside for payments related to Project Loan.

KINROSS 2008 Annual Report    121

  v.  Corporate convertible notes

  As a result of the acquisition of Bema, the Company assumed the $70.0 million outstanding senior unsecured convertible notes maturing February 26, 2011 (the "Convertible Notes"). The Convertible Notes were issued at par and bore interest at 3.25% per annum payable on February 26 in each year. On March 6, 2007, a notice of redemption was issued on the Convertible Notes, and note holders had until April 12, 2007 to either convert their notes into common shares of Kinross, or to receive 100% of face value on the notes plus accrued interest. By April 3, 2007, all note holders had converted their notes into 6.7 million common shares of Kinross.

  vi.  Senior convertible notes

  During January 2008, the Company completed a public offering of $460.0 million Senior Convertible Notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of Convertible Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Convertible Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Convertible Notes will also be convertible on and after December 15, 2027. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders of the Convertible Notes will have the right to require Kinross to repurchase the Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest to the redemption date, if any.

KINROSS 2008 Annual Report    122

  10. Reclamation and Remediation Obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

			December 31, 2008	December 31, 2007	December 31, 2006

Balance at January 1,			$231.6	$168.4	$175.9
Additions resulting from acquisitions (a)			9.4	61.5	0.1
Reductions resulting from dispositions (b)			(13.4)	(43.3)	(4.9)
Reclamation spending			(10.5)	(21.1)	(22.8)
Accretion and reclamation expenses			24.7	10.9	33.5
Asset retirement cost			5.0	55.2	(13.4)

Balance at December 31,			246.8	231.6	168.4
Less: Asset held for sale	Note 4(iii	)	–	9.2	–
Current portion			10.0	10.0	28.8

Balance at December 31,			$236.8	$212.4	$139.6

(a)
Reflects the 2008 adjustments to the purchase price allocation of Bema, the acquisition of Fruta del Norte and the 2007 acquisitions of Bema and the asset purchase and sale with Goldcorp and the 2006 acquisition of Crown (see Note 4 – Acquisitions and divestitures).

(b)
Reflects the disposition of the Kubaka mine in January 2008, the Julietta mine in August 2008 and the Lupin, PJV, Musselwhite and Haile mines in 2007 and the Aquarius and New Britannia mines in 2006 (see Note 4 – Acquisitions and divestitures).

Included in the December 31, 2008 accretion expense is a $7.4 million (2007 – $1.7 million) charge reflecting revised estimated fair values of costs that support the reclamation and remediation obligation for properties that have been closed. The undiscounted cash flows, before inflation adjustments, estimated to settle the reclamation and remediation obligations as at December 31, 2008 are approximately $433.2 million (2007 – $361.4 million). The majority of the expenditures are expected to occur from 2009 to 2040. The credit adjusted risk-free rates used in estimating the site restoration cost obligation were 9%, 8% and 7% and the inflation rate used was 2% for each of the years ended December 31, 2008, 2007 and 2006, respectively.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2008, letters of credit totaling $115.1 million (2007 – $137.7 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's revolving credit facility. Generally, financial assurance requirements associated with environmental regulations are becoming more restrictive. The Company believes it is in compliance with all applicable financial assurance requirements.

KINROSS 2008 Annual Report    123

  11. Redeemable Retractable Preferred Shares

The redeemable retractable preferred shares entitled the holder to receive a CAD $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly installments and was entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company could redeem all or any part of the redeemable retractable preferred shares at a price of CAD $10.00 per share, together with unpaid dividends accrued to the date of redemption at any time, upon a minimum thirty day notice. The holder of the redeemable retractable preferred shares was entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price. These redeemable retractable preferred shares were outstanding and held by a former senior officer and director of the Company. During 2006, all 311,933 redeemable preferred shares outstanding were converted into 858,388 common shares, based on the stated exchange ratio.

  12. Convertible Preferred Shares of Subsidiary Company

The convertible preferred shares of a subsidiary company consist of $3.75 Series B Convertible Preferred Shares of Kinam ("Kinam Preferred Shares") which are exchangeable into common shares of the Company at a conversion rate of 1.6171 common shares for each Kinam Preferred Share, subject to adjustment in certain events. Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam's Board of Directors. During 2007, all previously suspended and current dividends were declared and paid on the Kinam Preferred Shares. No dividends were declared or paid during 2006 or 2005.

During 2007, 179 Kinam Preferred Shares, net of adjustments, were exchanged into 289 common shares of the Company. During 2006, 100 Kinam Preferred Shares, net of adjustments, were exchanged into 161 common shares of the Company. During 2005, 506 Kinam Preferred Shares, net of adjustments, were exchanged into 1,000 common shares of the Company. There were 204,676 and 204,855 Kinam Preferred Shares held by non-affiliated shareholders as at December 31, 2007 and 2006, respectively. If all the Kinam Preferred Shares owned by non-affiliated shareholders were exchanged, an additional 330,975 common shares of the Company would be issued.

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Preferred Shares not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability, and the settlement was formally approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than KGUSA are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares.

As the Company previously held the preferred shares balance at $10.1 million, this resulted in a charge of $19.1 million for the year. See Note 20 for additional details.

KINROSS 2008 Annual Report    124

  13. Common Share Capital and Common Share Purchase Warrants

The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for each of the years in the three-year period ended December 31, 2008 is as follows:

	2008		2007		2006
	Number of shares (000's)	Amount $	Number of shares (000's)	Amount $	Number of shares (000's)	Amount $

Common shares
Balance, January 1,	611,925	$5,085.6	362,704	$1,992.3	345,417	$1,768.2
Issued (cancelled):
On acquisition of Bema	–	$–	216,033	$2,642.1	–	$–
On acquisition of Aurelian	43,692	639.7
On acquisition of Crown	–	–	(27)	(0.4)	14,657	$205.4
Under employee share purchase plan	187	3.4	167	2.4	151	1.6
Under stock option and restricted share plan	3,343	46.2	6,946	86.5	1,621	14.5
Under Aurelian options	246	3.8
Expiry of Echo Bay options	–	(0.1)	–	(0.1)	–	(0.1)
Conversions:
Warrants	45	0.6	19,428	281.2	–	–
Convertible notes (a)	–	–	6,674	81.6	–	–
Kinam Preferred Shares	–	–	–	–	–	–
Redeemable retractable preferred shares (b)	–	–	–	–	858	2.7

Balance, December 31,	659,438	$5,779.2	611,925	$5,085.6	362,704	$1,992.3

Common share purchase warrants (c)
Balance, January 1,	8,856	$38.0	8,333	$9.4	8,333	$9.4
On acquisition of Bema	–	–	20,085	141.9	–	–
Conversion of warrants	(45)	(0.2)	(19,428)	(113.1)	–	–
On acquisition of Aurelian	19,696	56.0
Expiry of warrants		–	(134)	(0.2)	–	–

Balance, December 31,	28,507	93.8	8,856	38.0	8,333	$9.4

Total common share capital		$5,873.0		$5,123.6		$2,001.7

(a)
See Long-term debt and credit facilities Note 9 for further discussion of the convertible notes.

(b)
See Note 11 for additional details.

(c)
See below for discussion of the warrants.

  Shareholders' Rights Plan

On March 27, 2006, the Company's Board of Directors adopted a shareholders' rights plan (the "Plan") to ensure that all shareholders are treated fairly in any transaction involving a change of control of the Company. The Plan addresses the Company's concern that existing legislation does not permit sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives with a view to maximizing shareholder value.

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The Plan is not intended to prevent take-over bids. "Permitted Bid" provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will constitute a Permitted Bid if it is made by the way of a take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.

Under the Plan, one right is issued for each common share of the Company. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time. The Plan was ratified by shareholders of the Company at the Company's 2006 annual and special meeting of shareholders.

See Note 21 for additional details.

  Common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2008 are as follows:

Canadian $ denominated common share purchase warrants

	(000's) (a) (d)	Weighted average exercise price ($CDN)

Balance, January 1, 2008 (b)	4,697	$22.48
Issued (c)	19,696	32.00
Exercised	(1)	32.00

Balance, December 31, 2008	24,392	$30.17

US $ denominated common share purchase warrants

	(000's) (a) (d)	Weighted average exercise price ($)

Balance, January 1, 2008 (b)	4,159	$6.77
Issued	–	–
Exercised	(44)	7.53

Balance, December 31, 2008	4,115	$6.76

(a)
Represents share equivalents of warrants.

(b)
This balance consists of 19.9 million Bema warrants outstanding that were convertible into 8.8 million Kinross shares plus CAD$0.01 per Bema warrant.

(c)
As part of the Aurelian transaction, the Company issued 19.7 million share purchase warrants. Each warrant has an exercise price of CAD$32.00 and is convertible into one common share of the Company. The warrants expire in September 2013.

(d)
During 2008, 100,000 warrants were converted into 44,000 common shares.

KINROSS 2008 Annual Report    126

The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at December 31, 2008:

Canadian $ denominated common share purchase warrants

Exercise price	Number oustanding (a)	Weighted average remaining contractual life

$22.48	4,697	2.68
32.00	19,695	4.68

$30.17	24,392	4.29

US $ denominated common share purchase warrants

Exercise price	Number oustanding (a)	Weighted average remaining contractual life

$6.30	222	1.32
6.61	3,782	5.17
12.89	111	2.40

$6.76	4,115	4.88

(a)
Represents share equivalents of warrants.

  Capital Management

Our objectives when managing capital are to:

•
Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

•
Ensure the Company has the capital and capacity to support our long-term growth strategy

•
Provide investors with a superior rate of return on their invested capital

•
Ensure that all bank covenant ratios are complied with

•
Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on

KINROSS 2008 Annual Report    127

existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

	December 31, 2008	December 31, 2007

Long term debt	$783.8	$488.1
Current portion long term debt	$167.1	$76.0
Total debt	$950.9	$564.1
Equity	$4,776.9	$4,837.8
Gross debt / equity ratio	19.9%	11.7%
Company target	0 - 30%	0 - 30%

	December 31, 2008	December 31, 2007

Operating Cashflow:
Rolling 12 month cash flow from Operating Activities	$443.6	$341.2
Add Back:
Rolling 12 month cash interest paid	$49.7	$30.1
Rolling 12 month cash income tax paid	$75.3	$21.4

Rolling 12 month operating cash flow	$568.6	$392.7

Rolling 12 month cash interest paid	$49.7	$30.1
Interest coverage ratio	11.4:1	13.0:1
Company target ratio	> 5.0 : 1	> 5.0 : 1

  14. Stock-Based Compensation

Stock-based compensation recorded during the years ended December 31 was as follows:

	2008	2007	2006

Stock option plan expense	$6.8	$3.5	$4.0
Employer portion of stock purchase plan	1.1	0.8	0.5
Restricted share plan expense	12.4	7.4	5.0
Deferred share units expense	1.3	1.3	0.7

Total stock-based compensation	$21.6	$13.0	$10.2

  Share purchase plan

The Company has an Employee Share Purchase Plan whereby North American employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company contributes 50% of the employees' contributions. The Company issues common shares equal to the employees' contribution and the Company's contribution from treasury each quarter. The common shares are purchased

KINROSS 2008 Annual Report    128

based on the weighted average price on the last twenty trading sessions prior to the end of the quarter. The number of shares issued by the Company and the average of the price per share for the years ending December 31 are as follows:

	2008	2007	2006

Common shares issued ('000s)	187	167	151
Average price of shares issued	$18.15	$14.29	$10.86

  Restricted share unit plan

The Company has a Restricted Share Unit ("RSU") plan whereby restricted share units may be granted to employees, officers, directors and consultants of the Company. A restricted share unit is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share units vest over a three year period. The current maximum number of common shares issuable under the RSU plan is 4.0 million. A total of 896,042 restricted share units with a weighted average grant-date fair value of $21.93 per unit were granted during the year ended December 31, 2008 (2007 – 1,084,305 at $13.91; 2006 – 966,537 at $10.93). There were 1,597,052 and 1,215,527 restricted share units granted and outstanding as at December 31, 2008 and 2007, respectively.

  Deferred share unit plan

The Company has a deferred share unit ("DSU") plan for its outside directors that provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, or year in the case of the first quarter, that number of DSUs having a value equal to 50% of the compensation of the outside director for the current quarter. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date. A total of 38,111 DSU's with a weighted average grant-date fair value of $21.67 were granted during the year ended December 31, 2008 (2007 – 38,882 at $14.62 per unit; 2006 – 29,528 at $11.50 per unit). There were 201,178 and 164,254 DSUs outstanding as at December 31, 2008 and 2007, respectively.

  Stock option plan

The Company has a stock option plan for officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years. One-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2008 expire at various dates to 2013. As at December 31, 2008, 9,016,342 common shares, in addition to those outstanding at year end, were available for granting of options.

KINROSS 2008 Annual Report    129

A summary of the status of the stock option plan and changes during the years ended December 31, 2008, 2007 and 2006, are as follows:

	2008		2007		2006
Canadian $ denominated options	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price

Balance January 1,	5,948	$12.31	2,515	$12.53	2,368	$18.72
Options issued on acquisition of Aurelian	4,125	14.84	–	–	–	–
Options issued on acquisition of Bema	–	–	8,193	8.75	–	–
Granted	1,500	22.58	1,903	15.30	1,891	12.69
Exercised	(3,136)	10.08	(6,299)	8.29	(1,180)	8.33
Forfeited	(144)	17.11	(364)	12.9	(564)	16.23

Outstanding at December 31,	8,293	16.22	5,948	$12.31	2,515	$12.53

	2008		2007		2006
United States $ denominated options	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price

Balance January 1,	1	$9.15	31	$22.40	6	$16.32
Adjustments	–	–	–	–	66	14.86
Exercised	–	–	(1)	9.15	(41)	9.15
Forfeited	(1)	9.15	(29)	23.43	–	19.9

Outstanding at December 31,	–	–	1	$9.15	31	$22.40

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2008:

		Options outstanding			Options exercisable
Exercise price range in Canadian dollars:		Number outstanding (000')	Weighted average exercise price	Weighted average remaining contractual life (years)	Number oustanding (000')	Weighted average exercise price	Weighted average remaining contractual life (years)

0.54	1.86	466	$1.01	1.31	466	$1.01	1.31
1.87	4.22	496	3.05	2.21	496	3.05	2.21
4.23	9.53	3	7.60	0.34	3	7.60	0.34
9.54	14.31	3,116	13.04	2.99	2,269	12.90	3.05
14.32	21.48	1,499	18.17	3.67	667	19.13	3.19
21.49	26.43	2,713	23.84	3.71	1,543	23.87	3.36

		8,293	$16.22	3.20	5,444	$14.85	2.93

KINROSS 2008 Annual Report    130

The following weighted average assumptions were used in computing the fair value of stock options granted during the last three fiscal years ended December 31:

	2008	2007	2006

Black-Scholes weighted-average assumptions
Expected dividend yield	0.5%	–	–
Expected volatility	42.3%	37.3%	36.3%
Risk-free interest rate	2.9%	3.9%	4.8%
Estimated forefiture rate	3.0%	3.0%	3.0%
Expected option life in years	3.2	3.5	3.5
Weighted average fair value per stock option granted CAD$	$6.82	$4.95	$4.21

  15. Earnings (Loss) per Share

(Number of common shares in thousands)	2008	2007	2006

Basic weighted average shares outstanding:	628,594	557,411	352,097
Weighted average shares dilution adjustments:
Dilutive stock options (a)	–	961	119
Restricted shares	–	1,190	937
Common share purchase warrants (a)	–	6,491	–

Diluted weighted average shares outstanding	628,594	566,053	353,153

Weighted average shares dilution adjustments – exclusions: (b)
Stock options	2,712	570	258
Common share purchase warrants	13,744	3,952	8,333
Restricted shares	1,514	–	–
Kinam preferred shares	331	331	331
Convertible notes	22,737	–	–

(a)
Dilutive stock options and warrants were determined by using the Company's average share price for the period. For the years ended December 31, 2008, 2007 and 2006 the average share price used was $-, $14.26 and $11.36.

(b)
These adjustments were excluded, as they were anti-dilutive.

KINROSS 2008 Annual Report    131

  16. Income and Mining Taxes

  i.  Income and mining taxes expense

  The following table shows the provision for income and mining taxes:

	2008	2007	2006

Income taxes
Current
Canada	$–	$–	$–
Foreign	(71.3)	(41.3)	(43.9)
Future
Foreign	(24.3)	(28.6)	19.9
Mining taxes
Current
Canada	0.1	(3.0)	(0.2)
Foreign	(2.0)	(3.7)	–
Future
Canada	–	4.5	(1.7)
Foreign	(3.6)	(1.7)	–

	$(101.1)	$(73.8)	$(25.9)

  The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2008		2007		2006

Combined statutory income tax rate	33.5%		34.1%		36.1%
Increase (decrease) resulting from:
Mining taxes	(0.8%	)	0.9%		1.0%
Resource allowance and depletion	1.5%		(2.3%	)	(11.5%	)
Difference in foreign tax rates and foreign exchange on
future tax balances	7.8%		(6.9%	)	(1.7%	)
Benefit of losses not recognized	(8.1%	)	(7.2%	)	0.8%
Recognition of tax attributes not previously benefited	0.0%		0.0%		(10.8%	)
Effect of non-deductible goodwill impairment	(50.9%	)	0.0%		0.0%
Other	1.5%		(0.9%	)	(0.4%	)

Effective tax rate	(15.5%	)	17.7%		13.5%

KINROSS 2008 Annual Report    132

  ii.  Future income taxes

  The following table summarizes the components of future income taxes:

	2008	2007

Future tax assets
Accrued expenses and other	91.8	$21.8
Reclamation and remediation obligations	28.7	48.2
Alternative minimum tax credits	27.7	18.1
Non-capital loss carryforwards	256.7	273.4
Property, plant and equipment	93.8	114.7
Valuation allowance	(267.7)	(282.9)

	231.0	193.3
Future tax liabilities
Property, plant and equipment	817.2	625.9
Inventory capitalization	2.2	–

Future tax liabilities – net	$588.4	$432.6

  iii.  Non-capital losses

  The following table summarizes the Company's non-capital losses that can be applied against future taxable income:

Country	Type	Amount	Expiry Date

Canada (a)	Net operating losses	288.7	2009 - 2028
United States (b)	Net operating losses	352.9	2009 - 2029
United States (b)	Alternative minimum tax	34.8	2009 - 2029
Chile	Net operating losses	280.9	No expiry
Mexico	Net operating losses	6.7	2019
Barbados	Net operating losses	45.3	2012 - 2018

  (a)
  Approximately $60.7 million are limited in their deduction to income from specific operations.

  (b)
  Utilization of the U.S. loss carry forwards will be limited in any year as a result of previous changes in ownership.

  iv.  Brazilian Subsidiary Tax assessment

  In late December 2008, Rio Paracatu Mineração ("RPM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax year in the amount of approximately $30 million. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On January 15, 2009, the Company filed its administrative appeal of the assessment. The Company believes that the basis for this assessment is equally relevant to the 2004 tax year of the same Brazilian subsidiary. The Company recorded a total charge of $63.9 million, primarily comprised of $20.7 million that related to tax expense and $37.3 million in interest with respect to the 2003 and 2004 tax years after considering the tax deductibility of the assessed interest. As a result of the Company's review, it has recorded a tax liability in that amount resulting in a corresponding reduction in its net income after taxes for the quarter and year ended December 31, 2008. The Company does not believe that the basis for the current assessment would

KINROSS 2008 Annual Report    133

  result in any potential liability in respect of any periods prior to the 2003 tax year or subsequent to the 2004 tax year.

  17. Segmented Information

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile and until PJV and Musselwhite were sold to Goldcorp in the asset purchase and sale on December 21, 2007, there were also operations in Canada. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer as were those operations that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels and properties that are under care and maintenance are shut down and are in reclamation, non-mining and other operations are reported in Corporate and other. At December 31, 2008, Fruta del Norte and Cerro Casale were considered reportable segments as total assets exceeded 10% of the Company's total consolidated assets. At December 31, 2007, the additional segments that resulted from the Bema acquisition were included. At December 31, 2006, the Company's reportable segments reflect the recommissioning of the Maricunga mine in 2005 and the acquisition of Crown, which is included with Kettle River–Buckhorn.

  Operating results by segments:

  The following tables set forth information by segment for the following periods:

  For the year ended December 31, 2008:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Impairment – Goodwill	Segment earnings (loss)

Operating segments
Fort Knox	$290.3	$152.4	$1.2	$29.7	$2.7	$2.0	$–	$102.3
Round Mountain	213.7	112.9	1.1	22.2	0.7	–	–	76.8
Paracatu	161.4	82.4	1.2	16.3	–	(8.7)	–	70.2
La Coipa (e)	206.6	114.7	7.9	38.8	3.7	2.8	–	38.7
Maricunga (f)	184.8	125.5	0.4	17.8	1.4	–	220.2	(180.5)
Crixás	75.3	26.2	0.4	10.7	2.1	0.9	–	35.0
Julietta (h)	38.0	32.3	0.2	8.1	0.4	–	–	(3.0)
Kupol (i)	433.2	116.8	0.9	121.6	5.4	–	668.4	(479.9)
Kettle River–Buckhorn	13.7	5.6	2.1	5.9	3.4	3.3	–	(6.6)
Non-operating segments
Fruta del Norte	–	–	–	–	0.4	4.4	–	(4.8)
Cerro Casale	–	–	–	–	–	0.1		(0.1)
Corporate and other (d)	–	–	9.3	2.7	38.8	103.4	105.5	(259.7)

Total	$1,617.0	$768.8	$24.7	$273.8	$59.0	$108.2	$994.1	$(611.6)

KINROSS 2008 Annual Report    134

  For the year ended December 31, 2007:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Segment earnings (loss)

Operating segments
Fort Knox	$230.0	$113.9	$1.1	$32.2	$4.4	$1.1	$77.3
Round Mountain	208.2	94.9	0.6	6.2	1.4	–	105.1
Paracatu	121.7	65.2	0.7	13.2	0.7	3.6	38.3
La Coipa (e)	134.7	52.1	1.1	19.6	2.7	0.5	58.7
Maricunga (f)	144.6	91.7	0.3	11.9	1.2	–	39.5
Crixás	66.2	24.9	0.1	9.9	1.1	0.7	29.5
Julietta (h)	47.2	38.1	0.2	14.7	2.2	–	(8.0)
Kupol (i)	–	–	0.5	–	2.8	–	(3.3)
Kettle River–Buckhorn	–	–	(0.1)	0.1	1.6	6.4	(8.0)
Cerro Casale	–	–	–	–	0.2	–	(0.2)
Porcupine Joint Venture (g)	93.3	66.9	1.7	10.3	5.1	0.2	9.1
Musselwhite (g)	47.1	32.6	0.2	9.9	0.9	–	3.5
Other operations	–	–	3.6	–	0.5	5.9	(10.0)
Corporate and other (d)	–	–	0.9	1.3	22.5	79.9	(104.6)

Total	$1,093.0	$580.3	$10.9	$129.3	$47.3	$98.3	$226.9

KINROSS 2008 Annual Report    135

  For the year ended December 31, 2006:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Segment operating earnings (loss)

Operating segments
Fort Knox	$208.3	$102.9	$1.3	$25.0	$1.4	$0.5	$77.2
Round Mountain	211.7	99.4	1.7	11.9	5.0	–	93.7
Paracatu	104.1	57.7	0.9	12.5	1.5	5.5	26.0
La Coipa	94.0	47.6	0.9	16.9	2.0	1.5	25.1
Maricunga	69.7	39.3	(1.0)	7.0	1.8	0.5	22.1
Kettle River–Buckhorn	2.5	0.8	–	–	0.2	5.8	(4.3)
Crixás	57.0	17.7	0.2	11.2	1.5	0.2	26.2
Porcupine Joint Venture	97.5	59.9	2.0	11.8	4.9	0.3	18.6
Musselwhite	43.0	31.9	0.2	10.4	1.7	–	(1.2)
Other operations	23.9	23.9	2.7	–	3.5	13.6	(19.8)
Corporate and other (d)	(6.1)	0.6	24.6	1.6	15.9	50.2	(99.0)

Total	$905.6	$481.7	$33.5	$108.3	$39.4	$78.1	$164.6

(a)
Cost of sales excludes accretion, depreciation, depletion and amortization.

(b)
Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.

(c)
Other includes Other operating costs and General and administrative expenses.

(d)
Includes corporate, shutdown operations and other non-core operations.

(e)
Pursuant to the asset purchase and sale with Goldcorp, the Company acquired the additional 50% interest in La Coipa on December 21, 2007.

(f)
As part of the Bema acquisition, the Company acquired an additional 50% interest in Maricunga on February 27, 2007.

(g)
PJV and Musselwhite were sold to Goldcorp pursuant to the asset purchase and sale which closed on December 21, 2007.

(h)
As part of the Bema acquisition, the Company acquired interests in Julietta and Kupol on February 27, 2007.

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  Segment assets and Capital expenditures:

The following table details the segment assets and capital expenditures for the following years:

	Segment assets As at December 31,		Capital expenditures Year ended December 31,
	2008	2007	2008	2007	2006

Operating segments
Fort Knox	$315.8	$197.2	$126.6	$30.0	49.9
Round Mountain	228.2	198.5	36.9	40.3	28.3
Paracatu	1,241.0	897.9	329.2	225.2	61.8
La Coipa	408.5	440.3	17.1	5.2	7.8
Maricunga (a) (b)	525.5	233.1	22.4	6.4	4.7
Crixás	120.4	109.1	19.7	11.7	7.8
Julietta	–	44.6	2.4	3.0	–
Kupol (c)	1,476.3	1,350.4	102.4	191.8	–
Kettle River–Buckhorn	362.5	319.2	42.5	43.0	16.7
Musselwhite	–	–	–	12.1	4.7
Porcupine Joint Venture	–	–	–	23.6	19.5
Non-operating segments
Fruta del Norte	1,043.3	–	–	–	–
Cerro Casale (d)	884.8	556.8	10.9	2.4	–
Other operations	–	55.0
Assets held for sale	–	11.8	–	–	–
Corporate and other (e)	781.2	2,315.4	4.6	6.4	1.7

Total	$7,387.5	$6,729.3	$714.7	$601.1	$202.9

(a)
Segment assets in 2008 and 2007 reflect a 100% interest in Maricunga and La Coipa, and a 50% interest in 2006 as a result of the acquisition of Bema in February 2007 and the asset sale with Goldcorp in December 2007.

(b)
Capital expenditures reflect the Company's 50% interest in Maricunga prior to February 27, 2007 and a 100% interest thereafter.

(c)
Segment assets and capital expenditures reflect the Company's interest in Julietta as a result of the acquisition of Bema on February 27, 2007.

(d)
The segment assets for Cerro Casale was adjusted in the first quarter of 2008 when the purchase price allocation was finalized.

(e)
Corporate and other includes Corporate, shutdown operations other development and exploration properties and other non-core operations. Corporate and other also includes $291.7 and $436.8 million in cash and cash equivalents held at the corporate level as at December 31, 2008 and December 31, 2007, respectively.

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  Metal sales and Property, plant and equipment by geographical regions:

	Metal sales			Property, plant & equipment
	For the years ended December			December 31,	December 31,
	2008	2007	2006	2008	2007

Geographic information:
United States	$517.7	$438.2	$422.5	$704.7	$523.0
Canada	–	140.4	134.4	26.3	22.4
Ecuador	–	–	–	1,025.3	–
Brazil	236.7	187.9	161.1	1,130.2	782.4
Chile	391.4	279.3	163.7	994.9	930.4
Russian Federation	471.2	47.2	23.9	866.6	1,218.1

Total	$1,617.0	$1,093.0	$905.6	$4,748.0	$3,476.3

The following table represents sales to individual customers exceeding 10% of annual metal sales:

	Metal Sales
	Year ended December 31,
Rank	2008	2007	2006

1	$579.5	$244.3	$217.9
2	244.0	182.0	132.5
3	195.8	150.5	130.7
4	165.3	120.7	99.1
5	118.6	118.5	–

Total	$1,303.2	$816.0	$580.2

% of total metal sales	80.6%	74.7%	64.1%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

  18. Operating Leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $4.5 million, $2.4 million, $2.3 million, $1.9 million and $0.5 million for each year from 2009 to 2013, respectively, and $0.3 million thereafter.

  19. Related Party Transaction

The Company held 35% of the shares of KF Ltd., a company incorporated in the Territory of the British Virgin Islands and was party to a joint venture formed for the purpose of exploiting a mining property in the Democratic Republic of Congo.

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The remaining shares were held as to 25% by a company controlled by Mr. Arthur Ditto, a former director and officer of the Company, and as to 40% by an unrelated third party.

On June 27, 2006, the Company received 5,751,000 shares of Katanga in exchange for its 11.67% interest in KF Ltd. On September 8, 2006, Kinross sold the 5,751,000 shares in Katanga for proceeds of $31.4 million, recording a gain of $31.3 million.

  20. Contingencies

  General

Estimated losses from loss contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

The Company has settled various litigation. Included in the statement of operations were charges of $19.1 million in 2008, $9.5 million in 2007 and $0.3 million in 2006 related to legal claims.

  Kinam Preferred Shares

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability. The settlement was formally approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than Kinross are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares.

  Summa Corporation/Howard Hughes Corporation Litigation

This matter was settled in the fourth quarter of 2007, and the underlying action was dismissed with prejudice in early January 2008.

  Aurelian Warrant Litigation

On September 30, 2008, the Company completed its acquisition of 100% of the issued and outstanding common shares of Aurelian Resources Inc. ("Aurelian"). Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005 claiming aggregate damages of approximately CAD$150 million or, in the alternative, approximately 15.2 million Aurelian common shares (after adjusting for Aurelian's

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four-for-one common share split on June 22, 2007). The Company intends to continue to vigorously defend against these actions.

  Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at December 31, 2008 the Company had the following significant disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

  Brazil

Mineracao Serra Grande, S.A. ("MSG") which owns the Crixás mine, the Company's 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals approximately $6.2 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment (see Note 17).

In December 2007, the Company's 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $88.1 million, including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $34.3 million. The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment (see Note 17).

In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company's share of this assessment is approximately $21.1 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

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  21. Subsequent Events

  (i)  Equity issue

On February 5, 2009, the Company completed a public offering of common shares at a price of US$17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for gross proceeds of US$414.6 million.

The Company intends to use the proceeds of the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

  (ii)  Acquisition of interest in Lobo-Marte

On January 7, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa SCM ("Minera") through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is US$760 per ounce or more.

As of January 7, 2009, the financial statements of Minera are being consolidated.

  (iii)  Renegotiation of the Cerro Casale Joint Venture Agreement

In February of 2009, the Company and Barrick Gold Coporation agreed in principle to the terms of the shareholders' agreement governing the Cerro Casale Joint Venture. The agreement reflects a new ownership structure which will result in Kinross and Barrick Gold each owning a 50% interest in Cerro Casale. The agreement is expected to be executed by the Company and Barrick following a reorganization of the Cerro Casale corporate ownership structure.

  (iv)  Updated shareholders' rights plan

On February 26, 2009, the Company entered into a new shareholder rights plan (the "New Plan"). The New Plan will ensure that Kinross and its shareholders continue to receive the benefits associated with Kinross' current shareholder rights plan (the "Old Plan") which expires on March 29, 2009. The New Plan has been adopted at this time to prevent any gap in shareholder protection and will be effective on March 29, 2009 or earlier if certain events under the Old Plan were to occur. Subject to the receipt of requisite regulatory approvals, to shareholder ratification at Kinross' annual meeting on May 6, 2009 and to shareholder reconfirmation of the New Plan at Kinross' annual meetings in 2012 and 2015, the New Plan will be in effect until the ninth anniversary of the date on which it becomes effective.

As with the Old Plan, the New Plan is designed to provide adequate time for the Board of Directors and shareholders to assess an unsolicited take-over bid for Kinross, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their Kinross common shares (the "Common Shares").

The rights issued under the New Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding Shares without complying with the "Permitted Bid" provisions of the New Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the

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acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.

Under the New Plan, a Permitted Bid is a bid which is made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

  (v)  Subscription agreement with Harry Winston Diamond Corporation

On March 19, 2009, Kinross announced that it had signed a subscription agreement with Harry Winston Diamond Corporation ("Harry Winston"). The agreement consists of two components. The first is a subscription for a minority 22.5% in the partnership that holds Harry Winston's 40% interest in the Diavik diamond mine, for a net effective subscription price of $104.4 million. The second component is an equity private placement, subject to regulatory approval, of 15.2 million common shares of Harry Winston at a price of $3.00 per share, for a total investment of $45.6 million, giving Kinross a 19.9% interest in Harry Winston. Following the closing of the transaction, Kinross will be offered a seat on the Harry Winston board of directors. Harry Winston will continue to market all of the partnership's share of diamond production from the Diavik mine, including the portion attributable to Kinross' interest. The transaction is expected to close on or about March 31, 2009.

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MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS As at December 31,
CONSOLIDATED STATEMENTS OF OPERATIONS For the years ended December 31,
CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31,
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY For the year ended December 31,
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) For the years ended December 31,
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2008, 2007 and 2006 (in millions of United States dollars)